[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Aegis Asset Backed Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0001174819
(Registrant CIK Number)

Form 8-K for November 18, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-90230
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

94736
Form SE
Aegis 2003-3

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 19, 2003.

AEGIS ASSET BACKED SECURITIES CORPORATION

By: ______________________

Name: Stuart D. Marvin
Title: Executive Vice President

94736
Form SE
Aegis 2003-3

Exhibit Index

IN ACCORDANCE WITH RULE 311(H) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

AEGIS ASSET BACKED SECURITIES TRUST

Mortgage Pass-Through Certificates, Series 2003-3

```
! AAST0303.CDI #CMOVER_3.0B ASSET_BACKED_HOMEEQUITY ! MAX_CF_VECTSIZE 551
!
!! Created by Intex Deal Maker v3.5.342 , subroutines 3.0f
!! 11/06/2003 2:24 AM
!
DEAL_COMMENT _
"The tables and other statistical analyses (the 'Hypothetical Performance Data')
that you will produce using Intex with the attached information are privileged and
intended solely for use by you (the party to whom CSFB LLC provided the computer
model used to generate them). The Hypothetical Performance Data will be generated
by you using a computer model prepared by CSFB LLC in reliance upon information
furnished by the issuer of the securities and its affiliates, the accuracy and
completeness of which has not been verified by CSFB LLC or any other person. The
computer model that you will use to prepare the Hypothetical Performance Data was
furnished to you solely by CSFB LLC and not by the issuer of the securities. It may
not be (a) used for any purpose other than to make a preliminary evaluation of the
referenced securities or (b) provided by you to any third party other than your
legal, tax, financial and/or accounting advisors for the purposes of evaluating the
Hypothetical Performance Data. You agree that the Hypothetical Performance Data
will be generated by or on behalf of you, and that neither CSFB LLC nor anyone
acting on its behalf has generated or is in any way responsible for any Hypothetical
Performance Data. ; _
; _
Numerous assumptions were used in preparing the computer model you will use to
generate the Hypothetical Performance Data. Those assumptions may or may not be
reflected in the Hypothetical Performance Data. As such, no assurance can be give
as to the Hypothetical Performance Data's accuracy, appropriateness or completeness
in any particular context; nor as to whether the Hypothetical Performance Data
and/or the assumptions upon which it is based reflect present market conditions of
future market performance. The Hypothetical Performance Data should not be
construed as either projections or predictions or as legal, tax, financial or
accounting advice. ; _
; _
Any weighted average lives, yields and principal payment periods shown in the
Hypothetical Performance Data will be based on prepayment assumptions, and changes
in such prepayment assumptions may dramatically affect such weighted average lives,
yields and principal payment periods. In addition, it is possible that prepayments
on the underlying assets will occur at rates slower or faster than the rates shown
in the Hypothetical Performance Data. Furthermore, unless otherwise provided, the
Hypothetical Performance Data assumes o losses on the underlying assets and no
interest shortfall. The specific characteristics of the securities may differ from
those shown in the Hypothetical Performance Data due to, amount other things,
differences between (a) the actual underlying assets and the hypothetical underlying
assets used in preparing the Hypothetical Performance Data and (b) the assumptions
used by you in producing the Hypothetical Performance Data and the actual
assumptions used in pricing the actual securities. The principal amount,
designation and terms of any security described in the Hypothetical Performance Ata
are subject to change prior to issuance. You should contact the CSFB LLC Trading
Desk at (212-325-8549) to confirm the final principal amount, designation and terms
of any security described in this communication prior to committing to purchase that
security. Neither CSFB LLC nor any of its affiliates makes any representation or
warranty as to the actual rate or timing of payments on any of the underlying assets
or payments or yield on the securities.; _
; _
Although a registration statement (including a prospectus) relating to the
securities discussed in this communication has been filed with the Securities and
Exchange Commission and is effective, the final prospectus supplement relating to
the securities discussed in this communication has not yet been filed with the
Securities and Exchange Commission. This communication shall not constitute an
offer to sell or the solicitation of an offer to buy nor shall there be any sale of
the securities discussed in this communication in any state in which such offer,
solicitation or sale would be unlawful prior to registration or qualification of
such securities under the securities laws of any such state. The principal amount,
```

designation and terms of any security described in the computer model and Hypothetical Performance Data are preliminary and subject to change prior to issuance. ; _
; _
Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive yield and maturity information regarding those securities, based on the final principal amounts, designations and terms of those securities. Once available, a final prospectus supplement may be obtained by contacting the CSFB LLC Trading Desk at (212-325-8549).; _
; _
The computer model referenced herein supersedes all computer models related to the subject securities that have been made available to you previously. In addition, this computer model will be superseded in its entirety by the final prospectus supplement relating to the actual secretes preliminarily described by this computer model.; _
; _
Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities. ; _
; _
If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.'"

```
!
!  Modeled in the Intex CMO Modeling Language, (WNYC1255538)
!  which is copyright (c) 2003 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
!
  DEFINE PREPAY PPC  GROUP 1 RISE_PERS 1 START_CPR 27 END_CPR 27
  DEFINE PREPAY PPC  GROUP 2 RISE_PERS 12 START_CPR 4.6 END_CPR 23
!
  DEFINE CONSTANT #OrigCollBal = 394856284.03
  DEFINE CONSTANT #OrigCollBal1 = 321380780.78
  DEFINE CONSTANT #OrigCollBal2 = 73475503.25
!
  DEFINE CONSTANT #OrigBondBal = 393870000.00
  DEFINE CONSTANT #OrigBondBal1 = 321380780.78
  DEFINE CONSTANT #OrigBondBal2 = 73475503.25
!
  DEFINE CONSTANT #SpecSenEnhPct = 43.5%
  DEFINE CONSTANT #A1TargPct = 56.500000000000%
  DEFINE CONSTANT #M1TargPct = 70.000000000000%
  DEFINE CONSTANT #M2TargPct = 81.500000000000%
  DEFINE CONSTANT #M3TargPct = 85.500000000000%
  DEFINE CONSTANT #B1TargPct = 91.000000000000%
  DEFINE #BondBal                          = 393870000.00
!
       FULL_DEALNAME:     Aegis ABS 2003-3
!
       DEAL SIZE:         $ 393870000.00
       PRICING SPEED:     GROUP 1 PPC 100%
       PRICING SPEED:     GROUP 2 PPC 100%
!      ISSUE DATE:        20031101
       SETTLEMENT DATE:   20031120
!
  Record date delay: 24
!
 DEFINE TR_INDEXDEPS_ALL
!
```

```
DEFINE SCHEDULE "AIO_Scale","AIO_BAL"
!
   DEAL_CLOCK_INFO _
       ISSUE_CDU_DATE              20031101 _
       DEAL_FIRSTPAY_DATE          20031225
!
DEFINE          #Coll_I         = 0
DEFINE          #Coll_P         = 0
!
!
 DEFINE #FloorCollat          = 0.50% * #OrigCollBal
 DEFINE #ReqPerc              = 0
 DEFINE #TrigEnhFrac          = 0
 DEFINE #CumLossShft          = 0
 DEFINE #TrigCumLossFrac      = 0
 DEFINE #SDTrigDelinqFrac     = 0
 DEFINE #SpecOCTarg           = 4.50% * #OrigCollBal
ifndef #cmover_3.0d _
 DEFINE #OC                   = 986284.03
!
ifdef #cmover_3.0d _
 DEFINE STANDARDIZE OC_ACTUAL_VAL                    #OC              = 986284.03
!
 DEFINE STANDARDIZE OCT_INITVAL           CONSTANT #InitOCTarg     = 4.50% *
#OrigCollBal
 DEFINE STANDARDIZE OCT_STEPDOWN_MONTH    CONSTANT #StepDownDate   = 37
 DEFINE STANDARDIZE OCT_STEPDOWN_FRAC     CONSTANT #StepOCFrac     = 0.09
 DEFINE STANDARDIZE EXCESS_INTEREST                #XSSpread       = 0
 DEFINE STANDARDIZE OCT_FLOOR             CONSTANT #FloorOCTarg    = #FloorCollat
 DEFINE STANDARDIZE OCT_VAL               DYNAMIC  #Octval         = #SpecOCTarg
!
 DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) / COLL_PREV_BAL * 1200
 DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) ) / COLL_PREV_BAL(1)
* 1200
 DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) / COLL_PREV_BAL(2)
* 1200
!
 DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
!
 DEFINE COLLAT WT_BY_PREVBAL #LifeCap =  IF LOAN("LIFE_CAP") GT 0 _
                                          THEN LOAN("LIFE_CAP") -
(LOAN("GROSSRATE") - LOAN("NETRATE")) _
                                          ELSE LOAN("NETRATE")
!
 DEFINE TABLE "OC_CUMLOSS0" (4, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
     48.1   0.0225
     60.1   0.035
     72.1   0.0475
     84.1   0.0525
!
 DEFINE DYNAMIC #AIO_SCHED = SCHED_AMOUNT("AIO_Scale")
 DEFINE DYNAMIC #AIO_ENDBAL = SCHED_AMOUNT("AIO_BAL")
!
!
!
TOLERANCE WRITEDOWN_0LOSS 9999999999999.00
TOLERANCE INTEREST        9999999999999.00
!
!
TOLERANCE WRITEDOWN_0LOSS 9999999999999.00
TOLERANCE INTEREST        9999999999999.00
!
```

```
DEFINE TRANCHE "AIO", "A1", "M1", "M2", "M3", "B1", "R_PP"
!
DEFINE DYNAMIC STICKY #MaxRateCap = #LifeCap - OPTIMAL_INTPMT("AIO#1") /
COLL_PREV_BAL * 1200
!
DEFINE DYNAMIC STICKY #NetFundsCap =  ((COLL_I_MISC("COUPON") -
OPTIMAL_INTPMT("AIO#1") ) / COLL_PREV_BAL * 1200)
!
DEFINE DYNAMIC STICKY #ScaledNetFundsCap = #NetFundsCap * (IF CURMONTH GE 2 THEN (30
/ DAYS_DIFF(CURDATE , MONTHS_ADD(CURDATE,-1)))_
                                              ELSE (30/30))
!
Tranche "#ScaledNetFundsCap" SYMVAR
  DEFINE  INDEX "_LIBOR_1MO"
!
  INITIAL INDEX     LIBOR_6MO          1.23
  INITIAL INDEX     LIBOR_1MO          1.12
!
!!DEFINE TRANCHE "AIO", "A1", "M1", "M2", "M3", "B1", "R_PP"
!
!
Tranche "AIO" SEN_IO ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 16092000.00 at 4  FREQ M NOTIONAL WITH FORMULA BEGIN (#AIO_SCHED); _
                                                    END   (#AIO_ENDBAL); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20031101  Next 20031225
!
Tranche "A1" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 325760000.00 at 1.52  FREQ M FLOAT RESET M _
          COUPONCAP ( #ScaledNetFundsCap ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20031120  Next 20031225
     ( MIN((1 * LIBOR_1MO + ( IF (((COLL_BAL("LAGMON_2") / #OrigCollBal) < 10%))
THEN 0.8 ELSE 0.4 )), #MaxRateCap * 30 / NDAYS_ACCRUE_INT("A1#1")) )
     0     999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 26650000.00 at 1.82  FREQ M FLOAT RESET M _
          COUPONCAP ( #ScaledNetFundsCap ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20031120  Next 20031225
     ( MIN((1 * LIBOR_1MO + ( IF (((COLL_BAL("LAGMON_2") / #OrigCollBal) < 10%))
THEN 1.05 ELSE 0.7 )), #MaxRateCap * 30 / NDAYS_ACCRUE_INT("M1#1")) )
     0     999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 22700000.00 at 2.77  FREQ M FLOAT RESET M _
          COUPONCAP ( #ScaledNetFundsCap ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20031120  Next 20031225
     ( MIN((1 * LIBOR_1MO + ( IF (((COLL_BAL("LAGMON_2") / #OrigCollBal) < 10%))
THEN 2.475 ELSE 1.65 )), #MaxRateCap * 30 / NDAYS_ACCRUE_INT("M2#1")) )
     0     999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 7900000.00 at 3.07  FREQ M FLOAT RESET M _
          COUPONCAP ( #ScaledNetFundsCap ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20031120  Next 20031225
     ( MIN((1 * LIBOR_1MO + ( IF (((COLL_BAL("LAGMON_2") / #OrigCollBal) < 10%))
THEN 2.925 ELSE 1.95 )), #MaxRateCap * 30 / NDAYS_ACCRUE_INT("M3#1")) )
     0     999
!
```

```
Tranche "B1" JUN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 10860000.00 at 5.62  FREQ M FLOAT RESET M _
          COUPONCAP ( #ScaledNetFundsCap ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20031120  Next 20031225
       ( MIN((1 * LIBOR_1MO + ( IF (((COLL_BAL("LAGMON_2") / #OrigCollBal) < 10%))
THEN 6.75 ELSE 4.5 )), #MaxRateCap * 30 / NDAYS_ACCRUE_INT("B1#1")) )
     0     999
!
Tranche "R" JUN_RES
   Block 394856284.03 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20031101  Next 20031225
!
Tranche "R_PP" JUN_PEN_NO
   Block 394856284.03 at 0 NOTIONAL WITH GROUP 0 _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20031101  Next 20031225
!
Tranche "FLOW1" PSEUDO
   Block     USE PCT 100.0 100.0 of R#1
   Block     USE PCT 100.0 100.0 of R_PP#1
!
Tranche "FLOW2" PSEUDO
   Block     USE PCT 100.0 100.0 of A1#1
   Block     USE PCT 100.0 100.0 of M1#1
   Block     USE PCT 100.0 100.0 of M2#1
   Block     USE PCT 100.0 100.0 of B1#1
   Block     USE PCT   0.0 100.0 of AIO#1
   Block     USE PCT 100.0 100.0 of M3#1
!
  Tranche "#NetRate"               SYMVAR
!
  Tranche "#NetRateActual360"          SYMVAR
!
  Tranche "#OC"               SYMVAR
  Tranche "#SpecOCTarg"       SYMVAR
!
Tranche "DEAL_PLUGIN" PSEUDO
   Block USE PCT 100.0 100.0 OF "A1#1"
   Block USE PCT 100.0 100.0 OF "M1#1"
   Block USE PCT 100.0 100.0 OF "M2#1"
   Block USE PCT 100.0 100.0 OF "M3#1"
   Block USE PCT 100.0 100.0 OF "B1#1"
   Block USE PCT   0.0 100.0 OF "R#1"
   Block USE PCT   0.0 100.0 OF "R_PP#1"
   Block USE PCT   0.0 100.0 OF "AIO#1"
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 24 Dated 20031101 Next 20031225 Settle 20031120
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
   Delay 24 Dated 20031101 Next 20031225 Settle 20031120
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
   Delay 24 Dated 20031101 Next 20031225 Settle 20031120
!
  DEFINE DYNAMIC STICKY #30360Adj_Credit_Risk_Fee = 30 / 360
  EXPENSE "Credit_Risk_Fee"         = (0.015% * ( COLL_PREV_BAL ) *
#30360Adj_Credit_Risk_Fee);
!
  RESERVE_FUND "YmRsvFnd"    FUNDING_FROM RULES
!
  RESERVE_FUND "SPREAD_ACCT"  ON TRANCHE "A1"&"M1"&"M2"&"B1" _
```

```
                COVERS RULES RULES _
                EXCESS_TO "R#1" _
                BY "DM"
!
  CLASS "AIO"         NO_BUILD_TRANCHE _
                      = "AIO"
  CLASS "A1"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK   COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "A1"
  CLASS "M1"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK   COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "M1"
  CLASS "M2"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK   COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "M2"
  CLASS "M3"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK   COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "M3"
  CLASS "B1"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK   COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "B1"
  CLASS "RESID"       = "R#1" "R_PP#1"
!
!
  CLASS "ROOT" _
                 WRITEDOWN_BAL RULES _
                 DISTRIB_CLASS RULES _
                 SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
                   = "AIO" "A1" "M1" "M2" "M3" "B1"  "RESID"
!
  CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
        FULL_NAME   "Step Up Cumulative Loss Trigger" _
        ORIG_TESTVAL   0.000% _
        TESTVAL        ( #TrigCumLossFrac); _
        ORIG_TARGETVAL  2.25% _
        TARGETVAL       (#CumLossShft); _
        TRIGVAL          LODIFF
!
TRIGGER "StepUp-DlqEnh" _
        FULL_NAME   "Step Up Enhancement Delinquency Trigger" _
        ORIG_TESTVAL   0.000% _
        TESTVAL        ( #TrigEnhFrac); _
        ORIG_TARGETVAL  17.4990969688481% _
        TARGETVAL       (#ReqPerc); _
        TRIGVAL          LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
        FULL_NAME   "Step Up Trigger" _
        DEFINITION "A Step Up Trigger exists, if_
;(1) a percentage calculated as the quotient of the amount of cumulative_
 realized losses divided by the original collateral balance exceeds the target
defined by a schedule;_
                       Month <=          %;_
                            48           2.25%;  _
                            60           3.50%;  _
                            72           4.75%;  _
```

```
                                84          5.25%;  _
 or;(2) the aggregate principal balance of all delinquent loans * 100_
 as a percentage of the respective collateral balance exceeds :_
 50 * the Senior Enhancement Percentage."_
        IMPACT      "If a Step Up Trigger is in effect the OC target will change to_
 the last value before the trigger occurred if a stepdown has not occurred,_
 or % of the balance when the trigger first occurred if a stepdown has occurred."  _
        TRIGVAL FORMULA ( min(TRIGGER("StepUp-CumLoss","TRIGVAL"),
TRIGGER("StepUp-DlqEnh","TRIGVAL")));
!
TRIGGER "StepDown-DlqRatio" _
        FULL_NAME    "Step Down Delinquency Trigger" _
        ORIG_TESTVAL   0.000% _
        TESTVAL        ( #SDTrigDelinqFrac); _
        ORIG_TARGETVAL  2% _
        TARGETVAL       (2%); _
        TRIGVAL          LODIFF
!
TRIGGER "STEPDOWN_TRIGGER" _
        FULL_NAME    "Step Down Trigger" _
        DEFINITION "A Step Down Trigger exists, if_
;(1) the quotient of (A) the aggregate principal balance of all_
 mortgage loans 90 or more days delinquent and (B) the principal_
 balance of the loans, exceeds 2%."_
        IMPACT      "If a Step Down Trigger is in effect the OC target CANNOT
stepdown to_
 9.0% of the current balance of the collateral."  _
        TRIGVAL FORMULA (TRIGGER("StepDown-DlqRatio","TRIGVAL"));
!
  OPTIONAL REDEMPTION:      "CLEANUP" _
                            WHEN_EXPR ( ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%)
); _
                            PRICE_P ( COLL_BAL );
!
!
 INTEREST_SHORTFALL FULL_PREPAY    Compensate Pro_rata _
                    PARTIAL_PREPAY Compensate Pro_rata _
                    LOSS           Compensate Pro_rata
!
 DEFINE MACRO BLOCK #A1_Prn =
{
-----------------------------------
        from :  CLASS ( "A1" )
         pay :  SEQUENTIAL ( "A1#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M1_Prn =
{
-----------------------------------
        from :  CLASS ( "M1" )
         pay :  SEQUENTIAL ( "M1#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M2_Prn =
{
-----------------------------------
        from :  CLASS ( "M2" )
         pay :  SEQUENTIAL ( "M2#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M3_Prn =
{
```

```
-----------------------------------
       from :  CLASS ( "M3" )
        pay :  SEQUENTIAL ( "M3#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #B1_Prn =
{
-----------------------------------
       from :  CLASS ( "B1" )
        pay :  SEQUENTIAL ( "B1#1" )
-----------------------------------
}
!
 CMO Block Payment Rules
-----------------------------------
       from :  CASH_ACCOUNT (100)
 subject to :  CEILING ( (COLL("PREPAYPENALTY")) )
        pay :  CREDIT_ENHANCEMENT ("YmRsvFnd")
-----------------------------------
   calculate : #Coll_I          = COLL_I - COLL_YM + CF_REINV_INCOME
   calculate : #Coll_P          = COLL_P
-----------------------------------
   calculate :  #Princ                 = COLL_P
!
   calculate :  #Interest              = COLL_I
!
   calculate :  #PrevSpecOC            = #SpecOCTarg
!
   calculate :  #CurrentOC             = MAX( 0, COLL_BAL - (BBAL("A1#1", "M1#1",
"M2#1", "M3#1", "B1#1") - #Princ))
!
   calculate :  #XSSpread              = MAX( 0, #Interest - ( COLL_YM * (100% - 0%))
- OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + COUPONCAP_SHORTFALL("ROOT") -
EXPENSE("Credit_Risk_Fee") )
!
   calculate :  #FloorOCTotal          = #FloorOCTarg
!
   calculate :  #StepOCTarg            = COLL_BAL * #StepOCFrac
!
   calculate :  #StepDownDatePass      = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
   calculate :  #SpecOCTarg            = MAX( MIN( #InitOCTarg, #StepOCTarg ) ,
#FloorOCTotal )
!
   calculate :  #SpecOCTarg            = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg            = #Octval
!
   calculate :  #OCDeficiency          = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus             = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt              = MAX(0, COLL_P - #OCSurplus)
!
   calculate :  #XSIntRem              = MAX( 0, #Interest - ( COLL_YM * (100% - 0%))
- OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT") - EXPENSE("Credit_Risk_Fee"))
!
   calculate :  #SubDefic              = MAX ( 0, ( BBAL("ROOT") - #Princ ) - COLL_BAL
)
!
```

```
   calculate :  #AddPrinc           = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem           = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA            = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem           = MAX( 0, #XSIntRem - #XtraPDA )
!
   calculate :  #DistribAmt         = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassA1PDA         = BBAL("A1") _
                                       - MIN(COLL_BAL - #FloorOCTotal, #A1TargPct *
COLL_BAL)
   calculate :  #ClassA1PDA         = MAX( 0.0, MIN(BBAL("A1"), #ClassA1PDA ))
   calculate :  #ClassA1PDA         = MAX( 0, MIN( #ClassA1PDA, #DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
   calculate :  #SenEnhancePct      = (COLL_BAL - (BBAL("A1") - #ClassA1PDA )) /
COLL_BAL
!
   calculate :  #StepDownBal        = (#SenEnhancePct - #SpecSenEnhPct) + 1E-8 GE
0.00
!
   calculate :  #SDTrigDelinqFrac   = AVG_COLL("RATE",-1,3,1)
!
   calculate :  #SDTrigEvent        = TRIGGER("STEPDOWN_TRIGGER")
!
   calculate :  #StepDown           = #StepDown OR (( #StepDownDatePass AND
#StepDownBal )  AND NOT #SDTrigEvent )
!
   calculate :  #ReqPerc            = 50 * (COLL_PREV_BAL - BBAL("A1") ) /
COLL_PREV_BAL
!
   calculate :  #TrigEnhFrac        = 100 * AVG_COLL("RATE",-1,2,1)
!
   calculate :  #CumLossShft        = LOOKUP_TBL( "STEP",  CURMONTH     ,
"OC_CUMLOSS0", "MONTH", "OC_CUMLOSS_FRAC0" )
   calculate :  #TrigCumLossFrac    = DELINQ_LOSS_ACCUM / #OrigCollBal
!
   calculate :  #TrigEvent          = TRIGGER("STEPUP_TRIGGER")
!
   calculate :  #TrigOCTargPre      = #PrevSpecOC
!
   calculate :  #TrigOCTargPost     = #PrevSpecOC
!
   calculate :  #SpecOCTarg         = IF #StepDown _
                                    THEN IF #TrigEvent _
                                         THEN MAX( MIN( #InitOCTarg, #StepOCTarg )
, #TrigOCTargPost, #FloorOCTotal ) _
                                         ELSE MAX( MIN( #InitOCTarg, #StepOCTarg )
, #FloorOCTotal )  _
                                    ELSE IF #TrigEvent _
                                         THEN MAX( #InitOCTarg, #TrigOCTargPre,
#FloorOCTotal ) _
                                         ELSE MAX( #InitOCTarg, #FloorOCTotal )
!
   calculate :  #SpecOCTarg         = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg         = #Octval
!
   calculate :  #OCDeficiency       = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus          = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
```

```
!
   calculate :  #PrincPmt            = MAX(0, COLL_P - #OCSurplus)
!
!
   calculate :  #XSIntRem            = MAX( 0, #Interest - ( COLL_YM * (100% - 0%))
- OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT") - EXPENSE("Credit_Risk_Fee"))
!
   calculate :  #SubDefic            = MAX ( 0, ( BBAL("ROOT") - #Princ ) - COLL_BAL
)
!
   calculate :  #AddPrinc            = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem            = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA             = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem            = MAX( 0, #XSIntRem - #XtraPDA )
!
   calculate :  #DistribAmt          = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassA1PDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                        THEN #DistribAmt _
                                        ELSE BBAL("A1") _
                                        - MIN(COLL_BAL - #FloorOCTotal, #A1TargPct *
COLL_BAL)
   calculate :  #ClassA1PDA          = MAX( 0.0, MIN(BBAL("A1"), #ClassA1PDA ))
   calculate :  #ClassA1PDA          = MAX( 0, MIN( #ClassA1PDA, #DistribAmt ) )
!
!
   calculate :  #ClassM1PDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                        THEN #DistribAmt - #ClassA1PDA _
                                        ELSE BBAL("A1", "M1") - #ClassA1PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal, #M1TargPct *
COLL_BAL)
   calculate :  #ClassM1PDA          = MAX( 0.0, MIN(BBAL("M1"), #ClassM1PDA ))
   calculate :  #ClassM1PDA          = MAX( 0, MIN( #ClassM1PDA, #DistribAmt -
#ClassA1PDA ) )
!
!
   calculate :  #ClassM2PDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                        THEN #DistribAmt - #ClassA1PDA - #ClassM1PDA
_
                                        ELSE BBAL("A1", "M1", "M2") - #ClassA1PDA -
#ClassM1PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal, #M2TargPct *
COLL_BAL)
   calculate :  #ClassM2PDA          = MAX( 0.0, MIN(BBAL("M2"), #ClassM2PDA ))
   calculate :  #ClassM2PDA          = MAX( 0, MIN( #ClassM2PDA, #DistribAmt -
#ClassA1PDA - #ClassM1PDA ) )
!
!
   calculate :  #ClassM3PDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                        THEN #DistribAmt - #ClassA1PDA - #ClassM1PDA
- #ClassM2PDA _
                                        ELSE BBAL("A1", "M1", "M2", "M3") -
#ClassA1PDA - #ClassM1PDA - #ClassM2PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal, #M3TargPct *
COLL_BAL)
   calculate :  #ClassM3PDA          = MAX( 0.0, MIN(BBAL("M3"), #ClassM3PDA ))
   calculate :  #ClassM3PDA          = MAX( 0, MIN( #ClassM3PDA, #DistribAmt -
#ClassA1PDA - #ClassM1PDA - #ClassM2PDA ) )
!
!
   calculate :  #ClassB1PDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
```

```
                                THEN #DistribAmt - #ClassA1PDA - #ClassM1PDA
- #ClassM2PDA - #ClassM3PDA _
                                ELSE BBAL("A1", "M1", "M2", "M3", "B1") -
#ClassA1PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                - MIN(COLL_BAL - #FloorOCTotal, #B1TargPct *
COLL_BAL)
   calculate :  #ClassB1PDA          = MAX( 0.0, MIN(BBAL("B1"), #ClassB1PDA ))
   calculate :  #ClassB1PDA          = MAX( 0, MIN( #ClassB1PDA, #DistribAmt -
#ClassA1PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
  calculate :  "A1" _
 NO_CHECK  CUSTOM    AMOUNT        = #ClassA1PDA
!
  calculate :  "M1" _
 NO_CHECK  CUSTOM    AMOUNT        = #ClassM1PDA
!
  calculate :  "M2" _
 NO_CHECK  CUSTOM    AMOUNT        = #ClassM2PDA
!
  calculate :  "M3" _
 NO_CHECK  CUSTOM    AMOUNT        = #ClassM3PDA
!
  calculate :  "B1" _
 NO_CHECK  CUSTOM    AMOUNT        = #ClassB1PDA
!
------------------------------------
!
------------------------------------  Pay Interest to AIO  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS INTEREST  SEQUENTIAL  ( "AIO" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to AIO  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "AIO" )
------------------------------------
!
------------------------------------  Pay Interest to A1  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS INTEREST  SEQUENTIAL  ( "A1" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to A1  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "A1" )
------------------------------------
!
------------------------------------  Pay Interest to M1  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M1  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest to M2  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M2" )
------------------------------------
!
```

```
------------------------------------ Pay Interest Shortfall to M2  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------ Pay Interest to M3  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M3  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------ Pay Interest to B1  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to B1  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------ Pay Expense Credit Risk Fee  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  EXPENSE ( "Credit_Risk_Fee" )
------------------------------------
!
------------------------------------ Pay Principal to A1  From Princ
        from :  SUBACCOUNT ( #Coll_P, CLASS "ROOT")
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "A1" )
------------------------------------
  {#A1_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M1  From Princ
        from :  SUBACCOUNT ( #Coll_P, CLASS "ROOT")
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
------------------------------------
  {#M1_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M2  From Princ
        from :  SUBACCOUNT ( #Coll_P, CLASS "ROOT")
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
------------------------------------
  {#M2_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M3  From Princ
        from :  SUBACCOUNT ( #Coll_P, CLASS "ROOT")
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
------------------------------------
  {#M3_Prn}
------------------------------------
!
------------------------------------ Pay Principal to B1  From Princ
        from :  SUBACCOUNT ( #Coll_P, CLASS "ROOT")
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B1" )
------------------------------------
  {#B1_Prn}
```

```
-------------------------------------
!
------------------------------------  Pay Principal to A1  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "A1" )
------------------------------------
  {#A1_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M1  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
------------------------------------
  {#M1_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M2  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
------------------------------------
  {#M2_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M3  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
------------------------------------
  {#M3_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B1  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B1" )
------------------------------------
  {#B1_Prn}
------------------------------------
!
------------------------------------  Payback Basis Risk Shortfall to A1  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "A1" )
------------------------------------
------------------------------------
!
------------------------------------  Payback Basis Risk Shortfall to A1  From Princ
        from :  SUBACCOUNT ( #Coll_P, CLASS "ROOT")
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "A1" )
------------------------------------
------------------------------------
!
------------------------------------  Payback Basis Risk Shortfall to M1  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M1" )
------------------------------------
------------------------------------
!
------------------------------------  Payback Basis Risk Shortfall to M1  From Princ
        from :  SUBACCOUNT ( #Coll_P, CLASS "ROOT")
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M1" )
------------------------------------
------------------------------------
!
------------------------------------  Payback Basis Risk Shortfall to M2  From Int
        from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
```

```
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M2" )
------------------------------------
------------------------------------
!
------------------------------------  Payback Basis Risk Shortfall to M2  From Princ
       from :  SUBACCOUNT ( #Coll_P, CLASS "ROOT")
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M2" )
------------------------------------
------------------------------------
!
------------------------------------  Payback Basis Risk Shortfall to M3  From Int
       from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M3" )
------------------------------------
------------------------------------
!
------------------------------------  Payback Basis Risk Shortfall to M3  From Princ
       from :  SUBACCOUNT ( #Coll_P, CLASS "ROOT")
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M3" )
------------------------------------
------------------------------------
!
------------------------------------  Payback Basis Risk Shortfall to B1  From Int
       from :  SUBACCOUNT ( #Coll_I, CLASS "ROOT")
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "B1" )
------------------------------------
------------------------------------
!
------------------------------------  Payback Basis Risk Shortfall to B1  From Princ
       from :  SUBACCOUNT ( #Coll_P, CLASS "ROOT")
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "B1" )
------------------------------------
------------------------------------
!
------------------------------------  Pay Writedown Loss to M1  From Princ
       from :  SUBACCOUNT ( #Coll_P, CLASS "ROOT")
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Writedown Loss to M2  From Princ
       from :  SUBACCOUNT ( #Coll_P, CLASS "ROOT")
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Writedown Loss to M3  From Princ
       from :  SUBACCOUNT ( #Coll_P, CLASS "ROOT")
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------  Pay Writedown Loss to B1  From Princ
       from :  SUBACCOUNT ( #Coll_P, CLASS "ROOT")
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B1" )
------------------------------------
!
!!  Penalty Allocation
!
------------------------------------
       from :  CREDIT_ENHANCEMENT ("YmRsvFnd")
 subject to :  CEILING ( (COLL("PREPAYPENALTY") * 100%) )
        pay :  PREPAYPENALTY SEQUENTIAL("R_PP#1")
------------------------------------
!
       from :  CREDIT_ENHANCEMENT ( "SPREAD_ACCT")
```

```
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("A1")
------------------------------------
        from :  CREDIT_ENHANCEMENT ( "SPREAD_ACCT")
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("M1")
------------------------------------
        from :  CREDIT_ENHANCEMENT ( "SPREAD_ACCT")
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("M2")
------------------------------------
        from :  CREDIT_ENHANCEMENT ( "SPREAD_ACCT")
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("M3")
------------------------------------
        from :  CREDIT_ENHANCEMENT ( "SPREAD_ACCT")
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("B1")
------------------------------------
!
        from :  CLASS ( "ROOT" )
         pay :  AS_INTEREST ("R#1")
------------------------------------
   calculate : #WriteDown = MAX(0.0, BBAL("A1#1","M1#1","M2#1","M3#1","B1#1") -
COLL_BAL)
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B1#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
------------------------------------
   calculate : #BondBal     = BBAL("A1#1","M1#1","M2#1","M3#1","B1#1")
   calculate : #OC          = MAX( 0, COLL_BAL - #BondBal )
------------------------------------
Schedule "AIO_Scale"
DECLARE
VALUES OK
     20031225        16,092,000.00
     20040125        16,092,000.00
     20040225        16,092,000.00
     20040325        15,259,000.00
     20040425        15,259,000.00
     20040525        15,259,000.00
     20040625        14,454,000.00
     20040725        14,454,000.00
     20040825        14,454,000.00
     20040925        13,648,000.00
     20041025        13,648,000.00
     20041125        13,648,000.00
     20041225        12,870,000.00
     20050125        12,870,000.00
     20050225        12,870,000.00
     20050325        12,118,000.00
     20050425        12,118,000.00
     20050525        12,118,000.00
     20050625         8,565,000.00
     20050725         8,565,000.00
     20050825         8,565,000.00
     20050925         8,565,000.00
     20051025         8,565,000.00
     20051125         8,565,000.00
```

```
     20051225          8,565,000.00
     20060125          8,565,000.00
     20060225          8,565,000.00
     20060325          8,565,000.00
     20060425          8,565,000.00
     20060525          8,565,000.00
     20060625                     0
!
Schedule "AIO_BAL"
DECLARE
VALUES OK
     20031225         16,092,000.00
     20040125         16,092,000.00
     20040225         15,259,000.00
     20040325         15,259,000.00
     20040425         15,259,000.00
     20040525         14,454,000.00
     20040625         14,454,000.00
     20040725         14,454,000.00
     20040825         13,648,000.00
     20040925         13,648,000.00
     20041025         13,648,000.00
     20041125         12,870,000.00
     20041225         12,870,000.00
     20050125         12,870,000.00
     20050225         12,118,000.00
     20050325         12,118,000.00
     20050425         12,118,000.00
     20050525          8,565,000.00
     20050625          8,565,000.00
     20050725          8,565,000.00
     20050825          8,565,000.00
     20050925          8,565,000.00
     20051025          8,565,000.00
     20051125          8,565,000.00
     20051225          8,565,000.00
     20060125          8,565,000.00
     20060225          8,565,000.00
     20060325          8,565,000.00
     20060425          8,565,000.00
     20060525                     0
!
!
!
  DEFINE DYNAMIC #YM_HE6MO80PCT = LOAN("SCHAM_PREP_AMT") * 80% * LOAN("GROSSRATE") /
1200 * 6
!
 Collateral OVER
!
!       Factor       --Delay--
! Type   Date         P/Y    BV   Use BV for 0
  WL  20031101     9999 9999   FALSE
!
! Pool#  Type      Gross     Current     Original   --Fee--  Maturity Orig   ARM
     Gross  #mos  #mos   P#mos  P#mos  Life    Reset Life    Max    Look
!                 Coupon     Factor       Balance     P/Y  BV  P/Y    BV Term  Index
     Margin ToRst RstPer ToRst  RstPer Cap     Cap    Floor  Negam Back
!! BEGINNING OF COLLATERAL
M        1      "2_28 Arm No Prepay"                    WL     00    WAC
8.5170 (     77992114.34 /      77992114.34 );      77992114.34
0.50985      0.50985            358:2       358:2        360 NO_CHECK ARM LIBOR_6MO
             7.2580     23     6 SYNC_INT              14.5170           1.0000
8.5170          0        0  INIT_PERCAP     2.9270
```

```
GROUP 1        PREPAY_FLAG NONE ; TEASER
M        2       "2_28 Arm With Prepay"                WL     00     WAC
8.1030 (      233728890.66 /      233728890.66 );     233728890.66
0.50985        0.50985           358:2      358:2        360 NO_CHECK ARM LIBOR_6MO
              6.8530      23      6 SYNC_INT             14.1030              1.0000
8.1030            0        0  INIT_PERCAP      2.9650
GROUP 1        PREPAY_FLAG YM FOR 23 NONE ; YM_FORMULA ( #YM_HE6MO80PCT ); TEASER
M        3       "3_27 Arm No Prepay"                  WL     00     WAC
8.7900 (        3539774.78 /        3539774.78 );       3539774.78
0.50985        0.50985           358:2      358:2        360 NO_CHECK ARM LIBOR_6MO
              7.5510      35      6 SYNC_INT             14.7900              1.0000
8.7900            0        0  INIT_PERCAP      2.7570
GROUP 1        PREPAY_FLAG NONE ; TEASER
M        4       "3_27 Arm With Prepay"                WL     00     WAC
8.3730 (        6120001.00 /        6120001.00 );       6120001.00
0.50985        0.50985           358:2      358:2        360 NO_CHECK ARM LIBOR_6MO
              7.1990      35      6 SYNC_INT             14.3730              1.0000
8.3730            0        0  INIT_PERCAP      3.0000
GROUP 1        PREPAY_FLAG YM FOR 35 NONE ; YM_FORMULA ( #YM_HE6MO80PCT ); TEASER
M        5       "Fixed Balloon First No Prepay"       WL     00     WAC
7.4610 (          282665.48 /         282665.48 );        282665.48
0.50985        0.50985           358:2      358:2        360 NO_CHECK

                                            BALLOON SCHED_BOTH           180 GROUP 2
    PREPAY_FLAG NONE ;
M        6       "Fixed Balloon First With Prepay"     WL     00     WAC
8.0140 (        1587471.38 /        1587471.38 );       1587471.38
0.50985        0.50985           359:1      359:1        360 NO_CHECK

                                            BALLOON SCHED_BOTH           180 GROUP 2
    PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        7       "Fixed First No Prepay"               WL     00     WAC
8.0610 (       11203588.87 /       11203588.87 );      11203588.87
0.50985        0.50985           334:2      334:2        336 NO_CHECK

                                                                             GROUP 2
    PREPAY_FLAG NONE ;
M        8       "Fixed Second No Prepay"              WL     00     WAC
10.5520 (         2754120.13 /        2754120.13 );       2754120.13
0.50985        0.50985           217:2      217:2        219 NO_CHECK

                                                                             GROUP 2
    PREPAY_FLAG NONE ;
M        9       "Fixed First With Prepay"             WL     00     WAC
7.4960 (       51090769.46 /       51090769.46 );      51090769.46
0.50985        0.50985           331:1      331:1        332 NO_CHECK

                                                                             GROUP 2
    PREPAY_FLAG YM FOR 31 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M       10       "Fixed Second With Prepay"            WL     00     WAC
10.5450 (         6556887.93 /        6556887.93 );       6556887.93
0.50985        0.50985           219:2      219:2        221 NO_CHECK

                                                                             GROUP 2
    PREPAY_FLAG YM FOR 31 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
```

THE CARLISLE GROUP
3,096 records
Balance: 0

Selection Criteria: All records
Table of Contents

1. FICO

FICO	WA DTI	WA CLTV	WA FICO	AVG BALANCE	% of DEAL
476 - 500	46.40	67.04	500	104,703.70	0.16
501 - 525	40.67	72.93	514	124,178.41	7.36
526 - 550	39.93	78.46	538	124,845.17	12.20
551 - 575	38.86	81.49	563	123,868.64	15.78
576 - 600	40.18	81.97	588	123,896.99	14.75
601 - 625	40.66	80.62	613	127,996.78	16.01
626 - 650	39.95	81.67	638	121,344.21	12.85
651 >=	40.50	80.14	687	141,009.02	20.89
Total:	**40.10**	**80.14**	**603**	**127,537.56**	**100.00**

Top

2. DTI

DTI	WA DTI	WA CLTV	WA FICO	AVG BALANCE	% of DEAL
0.01 - 30.00	24.10	77.02	596	107,726.88	16.45
30.01 - 40.00	36.02	80.21	608	126,243.55	27.62
40.01 - 45.00	43.21	81.08	609	134,714.40	22.45
45.01 - 50.00	48.11	81.94	601	136,092.60	26.57
50.01 - 55.00	52.87	76.94	595	137,076.58	6.46
55.01 >=	65.00	82.49	635	125,488.31	0.44

Total:	**40.10**	**80.14**	**603**	**127,537.56**	**100.00**

Top

3. PTYPE

PTYPE	WA DTI	WA CLTV	WA FICO	AVG BALANCE	% of DEAL
2-4 Family	40.55	76.24	618	157,151.38	8.08
Condo	41.12	81.68	614	103,981.33	3.56
Other	35.49	74.71	567	107,357.04	0.19
PUD	40.74	81.98	613	168,714.64	8.55
Single Family	39.98	80.25	601	123,681.10	78.78
Townhouse	37.26	83.27	594	93,463.51	0.85
Total:	**40.10**	**80.14**	**603**	**127,537.56**	**100.00**

Top

4. DOC

DOC	WA DTI	WA CLTV	WA FICO	AVG BALANCE	% of DEAL
Alt	40.35	81.08	615	146,019.44	3.44
Full	40.19	80.07	596	121,229.65	72.21
Stated	39.82	80.22	624	147,687.16	24.35
Total:	**40.10**	**80.14**	**603**	**127,537.56**	**100.00**

Top

G:\CAS Collateral\Home Equity\Aegis\AEGIS 2003-3\Aegis 2003-03 - 10-23.cas
Nov 6, 2003 02:58

Appendix A

Collateral Cuts for Subprime Pool

[redacted]

FICO DISTRIBUTION

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
FICO NA		0.00%	> 65.0		0.00%										
0 – 500	628,222.19	0.16%	> 65.0	363,938.47	0.09%	104,703.70	8.22		500	67.04	46.4	39.2	100	100	100
500.01 – 550	77,247,984.49	19.56%	> 70.0	57,916,549.37	14.67%	124,593.52	9.01		529	76.38	40.21	89.5	97.9	88.4	88.7
550.01 – 575	62,305,927.46	15.78%	> 70.0	53,082,285.18	13.44%	123,868.64	8.9		563	81.49	38.86	87.2	97.6	77.4	88
575.01 – 600	58,231,587.23	14.75%	> 70.0	53,188,960.74	13.47%	123,896.99	8.35		588	81.97	40.18	91	96.4	72	67.6
600.01 – 620	51,182,977.89	12.96%	> 70.0	43,710,445.68	11.07%	126,066.45	7.95		610	80.6	40.46	91.9	94.4	71	66.3
620.01 – 650	62,769,309.01	15.90%	> 80.0	28,964,431.47	7.34%	124,050.02	7.65		635	81.48	40.24	83.6	95	64.5	64.7
650.01 – 680	43,766,314.30	11.08%	> 80.0	18,509,190.76	4.69%	133,433.89	7.43		663	81.74	40.56	84.5	91.5	62.3	60.8
680.01 – 700	16,968,090.45	4.30%	> 85.0	5,131,694.90	1.30%	135,744.72	7.25		688	80.53	40.87	89	86.6	58.3	56.2
700.01 – 750	16,348,042.72	4.14%	> 85.0	4,377,970.13	1.11%	158,718.86	6.89		723	77.26	38.85	76.5	83.9	58.3	59.2
750.01 – 800	5,407,828.29	1.37%	> 85.0	1,608,422.20	0.41%	186,476.84	6.8		768	74.69	43.89	72.9	75.3	47	48.5
800 +		0.00%	> 85.0		0.00%										
TOTAL	394,856,284.03	100.00%		266,853,888.90	67.58%	127,537.56	8.17		603	80.14	40.1	87.3	94.6	72.2	72.5

FICO: Average 603 Min: 500 Max: 800

DEBT-TO INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
<= 20	13,237,888.37	3.35%	< 550	2,530,522.61	0.64%	99,533.00	8.16		608	73.23	15.17	86.7	87.1	65.3	80.8
20.001 – 25.00	18,702,637.91	4.74%	< 550	4,297,490.03	1.09%	108,736.27	8.28		592	76.44	23.18	90.2	92.4	74.5	75.4
25.001 – 30.00	33,018,781.78	8.36%	< 575	13,708,463.22	3.47%	110,801.28	8.23		593	78.87	28.2	87.5	96.2	81.2	73.6
30.001 – 35.00	44,483,768.23	11.27%	< 575	14,531,793.70	3.68%	122,544.82	8.22		605	80.17	33.05	87.5	93.6	72.8	70
35.001 – 40.00	64,590,656.45	16.36%	< 600	31,631,182.44	8.01%	128,923.47	8.1		609	80.23	38.06	88.4	94.6	68.8	70.3
40.001 – 45.00	88,642,077.64	22.45%	< 625	54,924,179.36	13.91%	134,714.40	8.13		609	81.08	43.21	85.7	94.9	66.2	72.2
45.001 – 50.00	104,927,393.60	26.57%	< 650	83,416,443.34	21.13%	136,092.60	8.17		601	81.94	48.11	87.1	95.4	72.6	71.6
50.001 – 55.00	25,496,243.70	6.46%	< 675	22,820,988.54	5.78%	137,076.58	8.27		595	76.94	52.87	89.2	95.6	89.2	80
55+	1,756,836.35	0.44%	< 700	1,375,635.88	0.35%	125,488.31	8.4		635	82.49	65	85.8	95	75.5	68.6
TOTAL	394,856,284.03	100.00%		229,236,699.12	58.06%	127,537.56	8.17		603	80.14	40.1	87.3	94.6	72.2	72.5

DTI: Average 40.1 Min: 1 Max: 80.59

LOAN-TO- VALUE (LTV) DISTIBUTION

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 60.00	25,927,545.88	6.57%	> 50	3,232,710.62	0.82%	112,240.46	7.91		600	49.02	36.83	82.8	93.1	73.2	92.3
60.01 – 70.00	38,601,041.36	9.78%	> 50	3,170,714.61	0.80%	137,370.25	7.97		600	66.47	38.99	83.5	89.3	73	90.2
70.01 – 80.00	147,015,019.49	37.23%	> 50	10,144,428.59	2.57%	137,397.21	7.67		609	78.36	40.14	86.7	93.8	74.3	63.6
80.01 – 85.00	69,206,262.07	17.53%	> 50	4,263,616.87	1.08%	133,861.24	8.48		579	84.53	40.2	86.9	94.1	76.5	85.8
85.01 – 90.00	81,021,597.47	20.52%	> 50	3,656,893.34	0.93%	142,895.23	8.59		604	89.62	40.89	90	98.4	61.9	70.8
90.01 – 95.00	23,704,750.83	6.00%	> 50	2,331,971.69	0.59%	131,693.06	8.68		630	94.49	42.03	93.6	96.4	78.7	67
95.01 – 100.00	9,380,066.93	2.38%	> 50	452,744.33	0.11%	37,520.27	10.51		651	99.82	40.8	89.6	99.7	74.4	16.3
100+		0.00%	> 50		0.00%										
TOTAL	394,856,284.03	100.00%		27,253,080.05	6.90%	127,537.56	8.17		603	80.14	40.1	87.3	94.6	72.2	72.5

LTV: Average 80.14 Min: 15.66 Max: 100

Appendix A

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
California	43,831,749.42	11.10%	183,396.44	7.29		623	79.21	40.91	87.2	93.6	63.9	74.3
Ohio	30,203,738.05	7.65%	92,084.57	8.34		597	83.2	40.01	93.7	94.3	73.1	79
Florida	29,416,250.67	7.45%	115,357.85	8.14		602	81.04	38.39	89.1	91.9	57.4	60.5
New York	28,754,771.64	7.28%	158,866.14	8.26		607	77.81	41.72	76.6	96	80.9	63.8
Massachusetts	27,047,425.45	6.85%	187,829.34	8.07		602	74.8	40.54	70	95.1	82.7	71
New Jersey	15,954,524.64	4.04%	149,107.71	8.49		584	79.26	42.73	80.3	96.8	89	70
Michigan	14,906,510.02	3.78%	110,418.59	8.78		582	84.4	39.74	93.8	96.5	79.4	75.1
Rhode Island	14,618,780.89	3.70%	152,278.97	7.81		611	77.69	39.54	81.1	97.6	75.4	76.2
Minnesota	14,297,126.21	3.62%	140,167.90	8.45		589	79	40.22	92.1	95.5	90.5	79.4
New Hampshire	13,728,130.96	3.48%	124,801.19	8.32		603	76.02	40.95	83.1	97.1	90.4	73.1
Connecticut	13,029,841.53	3.30%	134,328.26	8.52		619	79.64	40.25	80.3	96.4	76.7	69.9
Virginia	12,343,373.51	3.13%	176,333.91	8		589	80.21	42.08	93.8	98.5	70.8	74.1
TOTAL	**394,856,284.03**	100.00%	**127,537.56**	**8.17**		**603**	**80.14**	**40.1**	**87.3**	**94.6**	**72.5**	**72.2**

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50K	12,967,660.25	3.28%	35,238.21	10.07		613	84.13	36.94	88.3	85.7	54.3	79.9
$51 – $200K	246,185,607.25	62.35%	109,513.17	8.42		596	79.89	39.48	88.2	94.7	75	76.3
$200.1 – $250K	48,507,320.61	12.28%	221,494.61	7.7		607	80.19	41.74	86.2	95	74	68.7
$250.1 – $300K	34,095,355.11	8.63%	272,762.84	7.58		619	81.68	41.6	85.9	98.5	63.3	63.8
$300.1 – $400K	30,746,827.26	7.79%	341,631.41	7.45		627	79.51	42.02	82.1	94.5	68.8	56.7
$400.1 – $500K	14,789,434.95	3.75%	448,164.70	7.24		622	79.62	41.49	87.7	93.5	65.7	66.5
$500.1 – $600K	4,893,730.62	1.24%	543,747.85	7.59		591	82.2	38.91	88.4	100	88.3	78.7
$600.1 – $700K	1,891,452.58	0.48%	630,484.19	6.35		630	71.97	33.37	100	100	65.7	33.8
$700.1 – $800K	778,895.40	0.20%	778,895.40	7.75		684	63.16	45	100	0	100	0
$800.1 – $900K		0.00%										
$900.1 – $1000K		0.00%										
>$1000K		0.00%										
TOTAL	**394,856,284.03**	100.00%	**127,537.56**	**8.17**		**603**	**80.14**	**40.1**	**87.3**	**94.6**	**72.5**	**72.2**

Principal Balance: Average 127,537.56 **Min:** 14,572.13 **Max:** 778,895.40

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	285,132,134.66	72.21%	121,229.65	8.17		596	80.07	40.19	87.9	95.6	73.7
Stated Doc	96,144,341.81	24.35%	147,687.16	8.21		624	80.22	39.82	85.4	92.8	70.5
Limited Doc		0.00%									
NINA		0.00%									
Alt	13,579,807.56	3.44%	146,019.44	7.95		615	81.08	40.35	89.6	86.6	62.5
TOTAL	**394,856,284.03**	100.00%	**127,537.56**	**8.17**		**603**	**80.14**	**40.1**	**87.3**	**94.6**	**72.5**

Appendix A

PROPERTY TYPE

Property Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	311,057,959.50	78.78%	123,681.10	8.22		601	80.25	39.98	96	74.3	72.9
PUD	33,742,928.61	8.55%	168,714.64	7.74		613	81.98	40.74	96.2	56	70.1
Townhouse	3,364,686.44	0.85%	93,463.51	8.74		594	83.27	37.26	88.3	64.6	74.1
2 – 4 Family	31,901,730.94	8.08%	157,151.38	8.04		618	76.24	40.55	80	78.2	63.9
Condo	14,037,479.26	3.56%	103,981.33	8.32		614	81.68	41.12	95.6	60.6	78.5
Manufactured		0.00%									
Other	751,499.28	0.19%	107,357.04	8.58		567	74.71	35.49	94.6	100	94.6
TOTAL	**394,856,284.03**	100.00%	**127,537.56**	**8.17**		**603**	**80.14**	**40.1**	**94.6**	**72.5**	**72.2**

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI		#DIV/0!										
Loans >80 LTV w/o MI		#DIV/0!										
Other		#DIV/0!										
TOTAL		#DIV/0!										

LOAN BALANCE

Loan Purpose	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ
Debt Consolidation		0.00%								
Refinance – Cashout	286,331,890.41	72.52%	132,071.91	8.36		594	78.8	40.01	87.3	94.9
Purchase	88,937,035.16	22.52%	119,218.55	7.52		632	84.26	40.56	86.7	93.9
Refinance – Rate Term	19,587,358.46	4.96%	107,622.85	8.43		602	81.02	39.38	90.4	93.8
Other		0.00%								
TOTAL	**394,856,284.03**	100.00%	**127,537.56**	**8.17**		**603**	**80.14**	**40.1**	**87.3**	**94.6**

COLLATERAL TYPE - FIXED/FLOATING

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	73,475,503.25	18.61%	103,051.20	7.98		637	78.81	39.07	85.9	91.3	69.1	0	0
Floating		0.00%										0	
2/28	311,721,005.00	78.95%	135,061.09	8.21		596	80.45	40.35	87.6	95.5	72.9	6	6.954
3/27	9,659,775.78	2.45%	128,797.01	8.53		593	80.11	40.03	89.8	89.7	86.4	6	7.328
Other		0.00%										0	
TOTAL	**394,856,284.03**	100.00%	**127,537.56**	**8.17**		**603**	**80.14**	**40.1**	**87.3**	**94.6**	**72.5**	6	**6.966**

Appendix A

LIEN STATUS

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	385,545,275.97	97.64%	135,612.13	8.11		602	79.67	40.09	87.3	94.5	73.9
Second Lien	9,311,008.06	2.36%	36,802.40	10.55		653	99.76	40.66	89.2	99.7	14.9
Third Lien		0.00%									
TOTAL	**394,856,284.03**	100.00%	**127,537.56**	**8.17**		**603**	**80.14**	**40.1**	**87.3**	**94.6**	**72.5**

OCCUPANCY TYPE

Occupancy Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Primary Residence	373,609,214.61	94.62%	128,964.17	8.17		601	80.38	40.19	88.6	100	72.7
Second Home		0.00%									
Investment		0.00%									
Non-owner	18,528,008.95	4.69%	100,151.40	8.23		639	74.9	38.6	60	0	74.4
Vac	2,719,060.47	0.69%	194,218.61	7.56		673	82.6	38.42	100	0	30
TOTAL	**394,856,284.03**	100.00%	**127,537.56**	**8.17**		**603**	**80.14**	**40.1**	**87.3**	**94.6**	**72.5**

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	WA DTI	% SFD /PUD	% Owner Occ	% Cashout Refi
0 Months	96,080,404.61	24.33%	124,295.48	8.53		600	79.86	40.54		86.4	94.9	73.9
6 Months		0.00%										
12 Months	32,698,032.51	8.28%	152,794.54	7.99		612	78.47	39.79		83.8	98.3	74.9
24 Months	213,674,725.89	54.11%	131,897.98	8.11		596	81.07	40.23		88.2	95.2	71
36 Months	50,501,763.10	12.79%	106,543.80	7.87		635	77.66	39.2		87	90.1	73.7
60 Months	230,862.05	0.06%	115,431.03	8.84		595	68.12	34.84		100	100	100
Other	1,670,495.87	0.42%	128,499.68	8.68		615	86.14	32.87		100	63.2	96
TOTAL	**394,856,284.03**	100.00%	**127,537.56**	**8.17**		**603**	**80.14**	**40.1**		**87.3**	**94.6**	**72.5**

SECTION 32 LOANS

	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Section 32 Loans		0									
Total	394,856,284										

Appendix A

TOP 5 MSA

MSA		%[2]

TOP 5 ORIGINATORS

Originator	%[2]

SERVICERS

Servicer		%[2]

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name			Moody's: Analyst Name			
	Foreclosure Frequency	Loss Severity	Cum Losses	Foreclosure Frequency		Loss Severity	Cum Losses
AA							
A							
A-							
BBB+							
BBB							
BBB-							
B							

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses,
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

Mortgage Insurance (MI) Coverage	Loss Severity %
None	50%
>70% Loans w/ >80 LTV down to 80%	45%
50 - 70% Loans w/ >80 LTV down to 80%	40%
50 - 70% Loans w/ >80 LTV down to 60%	35%
>70% LTV >80% down to 60%	30%

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
A-						
BBB+						
BBB						
BBB-						

Please provide loan level data for the following attributes

FICO	LTV	WAC	DTI	Principal Balance

Aegis 2003-3 Stress Runs
A2A Loss Analysis

Assumptions:

Cashflows run to maturity, with triggers hit immediately
100% servicer P&I advances
40% loss severity
12 month recovery lag
Flat Libor assumption: 1-month=1.12%, 6-month=1.27%
Libor forward curve - see "forward curve" worksheet

	Libor flat		Libor Forward Curve		Libor Forward + 200bp	
Prepay Speed	**CDR for first loss**	**Cumulative Net Collateral Loss**	**CDR for first loss**	**Cumulative Net Collateral Loss**	**CDR for first loss**	**Cumulative Net Collateral Loss**
75 PPC	41.6	111,432,635.65 (28.22%)	38.1	107,728,705.54 (27.28%)	31.6	99,489,172.47 (25.20%)
100 PPC	46.2	105,764,504.81 (26.79%)	42.9	102,265,612.04 (25.90%)	36.1	94,010,218.77 (23.81%)
150 PPC	55.5	98,451,979.01 (24.93%)	52.9	95,781,460.45 (24.26%)	45.5	87,586,747.37 (22.18%)

Period	Date	1-Month Libor Forward	6-Month Libor Forward
0	11/7/2003	1.12	1.27
1	12/8/2003	1.2129	1.2943
2	1/7/2004	1.1746	1.3422
3	2/9/2004	1.2859	1.4235
4	3/8/2004	1.2999	1.5122
5	4/7/2004	1.3408	1.6177
6	5/7/2004	1.4371	1.7301
7	6/7/2004	1.5017	1.8705
8	7/7/2004	1.6203	2.0242
9	8/9/2004	1.8469	2.1868
10	9/7/2004	1.9395	2.3154
11	10/7/2004	2.0022	2.4573
12	11/8/2004	2.3083	2.6167
13	12/7/2004	2.4308	2.7328
14	1/7/2005	2.5564	2.854
15	2/7/2005	2.6749	2.9785
16	3/7/2005	2.7932	3.0925
17	4/7/2005	2.9184	3.2112
18	5/9/2005	3.0383	3.3328
19	6/7/2005	3.1538	3.4241
20	7/7/2005	3.2744	3.5192
21	8/8/2005	3.3933	3.6085
22	9/7/2005	3.5077	3.6904
23	10/7/2005	3.6232	3.7747
24	11/7/2005	3.5417	3.8573
25	12/7/2005	3.6441	3.9568
26	1/9/2006	3.7427	4.0595
27	2/7/2006	3.8329	4.1574
28	3/7/2006	3.9263	4.2529
29	4/7/2006	4.0227	4.3552
30	5/8/2006	4.1164	4.4473
31	6/7/2006	4.2077	4.4868
32	7/7/2006	4.2998	4.5237
33	8/7/2006	4.3921	4.5569
34	9/7/2006	4.4868	4.5841
35	10/10/2006	4.574	4.6112
36	11/7/2006	4.4052	4.6309
37	12/7/2006	4.4818	4.7046
38	1/8/2007	4.5563	4.7807
39	2/7/2007	4.6251	4.8497
40	3/7/2007	4.6986	4.919
41	4/9/2007	4.7682	4.993
42	5/7/2007	4.8371	5.0577
43	6/7/2007	4.909	5.0903
44	7/9/2007	4.9764	5.1214
45	8/7/2007	5.0434	5.1495
46	9/7/2007	5.1124	5.1744
47	10/9/2007	5.1768	5.1983
48	11/7/2007	5.0869	5.2201
49	12/7/2007	5.146	5.2787
50	1/7/2008	5.2049	5.3307

51	2/7/2008	5.2602	5.3856
52	3/7/2008	5.3162	5.44
53	4/7/2008	5.3712	5.4907
54	5/7/2008	5.4286	5.5427
55	6/9/2008	5.4802	5.5458
56	7/7/2008	5.5325	5.5463
57	8/7/2008	5.5865	5.5459
58	9/8/2008	5.6362	5.5408
59	10/7/2008	5.6865	5.5356
60	11/7/2008	5.365	5.5272
61	12/8/2008	5.4077	5.5684
62	1/7/2009	5.4498	5.6054
63	2/9/2009	5.4865	5.6446
64	3/9/2009	5.5226	5.6831
65	4/7/2009	5.5594	5.7181
66	5/7/2009	5.5978	5.7568
67	6/8/2009	5.6327	5.7628
68	7/7/2009	5.6687	5.768
69	8/7/2009	5.7053	5.7724
70	9/8/2009	5.7383	5.7729
71	10/7/2009	5.7744	5.7748
72	11/9/2009	5.6325	5.7723
73	12/7/2009	5.6623	5.8014
74	1/7/2010	5.6926	5.8292
75	2/8/2010	5.7187	5.8592
76	3/8/2010	5.746	5.885
77	4/7/2010	5.7729	5.9112
78	5/7/2010	5.8001	5.9386
79	6/7/2010	5.8259	5.9678
80	7/7/2010	5.8538	5.9986
81	8/9/2010	5.8775	6.0289
82	9/7/2010	5.9019	6.0559
83	10/7/2010	5.9274	6.0854
84	11/8/2010	5.98	6.1153
85	12/7/2010	6.0041	6.1371
86	1/7/2011	6.0275	6.1589
87	2/7/2011	6.0478	6.182
88	3/7/2011	6.0707	6.2034
89	4/7/2011	6.0935	6.2237
90	5/9/2011	6.113	6.2443
91	6/7/2011	6.1334	6.2067
92	7/7/2011	6.1549	6.1664
93	8/8/2011	6.1738	6.1253
94	9/7/2011	6.1926	6.0843
95	10/7/2011	6.2118	6.0433
96	11/7/2011	5.8886	5.9974
97	12/7/2011	5.9047	6.0116
98	1/9/2012	5.9169	6.0254
99	2/7/2012	5.9297	6.0377
100	3/7/2012	5.9451	6.0511
101	4/9/2012	5.9555	6.0637
102	5/7/2012	5.969	6.0754

103	6/7/2012	5.9821	6.1046
104	7/9/2012	5.9924	6.1348
105	8/7/2012	6.0047	6.1652
106	9/7/2012	6.0167	6.1923
107	10/9/2012	6.0261	6.2232
108	11/7/2012	6.1444	6.2511
109	12/7/2012	6.156	6.2622
110	1/7/2013	6.1669	6.2725
111	2/7/2013	6.1754	6.2818
112	3/7/2013	6.1874	6.294
113	4/8/2013	6.1955	6.3009
114	5/7/2013	6.2059	6.3107
115	6/7/2013	6.2152	6.3283
116	7/8/2013	6.2234	6.3429
117	8/7/2013	6.2338	6.3594
118	9/9/2013	6.2393	6.3725
119	10/7/2013	6.2485	6.3889
120	11/7/2013	6.3029	6.4037

Assumptions:

Run to call
No defaults
Fixed collat: 50 PPC
ARM collat: 150 PPC
Triggers *not* run to fail
Libor (1-month and 6-month) flat at 20%

Period	Date	Net Funds Cap
1	25-Dec-03	NA
2	25-Jan-04	7.250
3	25-Feb-04	7.243
4	25-Mar-04	7.744
5	25-Apr-04	7.236
6	25-May-04	7.470
7	25-Jun-04	7.230
8	25-Jul-04	7.463
9	25-Aug-04	7.214
10	25-Sep-04	7.217
11	25-Oct-04	7.449
12	25-Nov-04	7.200
13	25-Dec-04	7.444
14	25-Jan-05	7.195
15	25-Feb-05	7.186
16	25-Mar-05	7.960
17	25-Apr-05	7.181
18	25-May-05	7.411
19	25-Jun-05	7.229
20	25-Jul-05	7.463
21	25-Aug-05	7.215
22	25-Sep-05	7.207
23	25-Oct-05	9.371
24	25-Nov-05	9.041
25	25-Dec-05	9.314
26	25-Jan-06	8.985
27	25-Feb-06	8.956
28	25-Mar-06	9.883
29	25-Apr-06	9.488
30	25-May-06	9.766
31	25-Jun-06	9.650
32	25-Jul-06	9.941
33	25-Aug-06	9.590
34	25-Sep-06	9.559
35	25-Oct-06	10.462
36	25-Nov-06	10.086
37	25-Dec-06	10.381
38	25-Jan-07	10.007
39	25-Feb-07	9.968
40	25-Mar-07	10.992
41	25-Apr-07	10.407
42	25-May-07	10.705
43	25-Jun-07	10.312
44	25-Jul-07	10.606
45	25-Aug-07	10.217
46	25-Sep-07	10.169
47	25-Oct-07	10.494
48	25-Nov-07	10.107
49	25-Dec-07	10.395
50	25-Jan-08	10.011
51	25-Feb-08	9.963

52	25-Mar-08	10.599
53	25-Apr-08	9.880
54	25-May-08	10.160
55	25-Jun-08	9.785
56	25-Jul-08	10.062
57	25-Aug-08	9.691
58	25-Sep-08	9.644
59	25-Oct-08	9.919
60	25-Nov-08	9.553
61	25-Dec-08	9.824
62	25-Jan-09	9.461
63	25-Feb-09	9.416
64	25-Mar-09	10.375
65	25-Apr-09	9.327
66	25-May-09	9.593
67	25-Jun-09	9.240
68	25-Jul-09	9.503
69	25-Aug-09	9.154
70	25-Sep-09	9.112
71	25-Oct-09	9.373
72	25-Nov-09	9.030
73	25-Dec-09	9.289
74	25-Jan-10	8.949
75	25-Feb-10	8.909
76	25-Mar-10	9.821
77	25-Apr-10	8.832
78	25-May-10	9.087
79	25-Jun-10	8.757
80	25-Jul-10	9.011
81	25-Aug-10	8.684
82	25-Sep-10	8.648

Aegis
MORTGAGECORPORATION

Computational Materials - Subject to Revision
Aegis Asset Backed Securities Trust, Series 2003-3

$393,870,000 Mortgage Loan Asset Backed Certificates (Approximate), Series 2003-3

To Maturity

CLASS	APPROX SIZE[1]	TYPE	BMARK	EST. WAL (YRS)[2]	EST. PRIN. WINDOW	EXPECTED FINAL MATURITY	STATED FINAL MATURITY	INITIAL C / E[3] (%)	EXPECTED RATINGS (S&P / MOODY'S / FITCH)
A1	325,760,000	FL-SN	LIBOR	2.50	Dec 03 - May 20	May 2020	02/2034	21.75	AAA/Aaa/AAA
A-IO	Notional[4]	IO	4.00%	NA	-	May 2006	02/2034	NA	AAA/Aaa/AAA
M1	26,650,000	FL-MZ	LIBOR	5.62	Apr 07 - Dec 17	Dec 2017	02/2034	15.00	AA/Aa2/AA
M2	22,700,000	FL-MZ	LIBOR	5.50	Feb 07 - Oct 16	Oct 2016	02/2034	9.25	A/A2/A
M3	7,900,000	FL-MZ	LIBOR	5.41	Jan 07 - May 15	May 2015	02/2034	7.25	A-/A3/A-
B	10,860,000	FL-SB	LIBOR	5.32	Dec 06 - Aug 14	Aug 2014	02/2034	4.50	BBB/Baa2/BBB

To 10% Optional Redemption ("Call")

CLASS	APPROX SIZE[1]	TYPE	BMARK	EST. WAL (YRS)[2]	EST. PRIN. WINDOW	EXPECTED FINAL MATURITY	STATED FINAL MATURITY	INITIAL C / E[3] (%)	EXPECTED RATINGS (S&P / MOODY'S / FITCH)
A1	325,760,000	FL-SN	LIBOR	2.31	Dec 03 – May 11	May 2011	02/2034	21.75	AAA/Aaa/AAA
A-IO	Notional[4]	IO	4.00%	NA	NA	May 2006	02/2034	NA	AAA/Aaa/AAA
M1	26,650,000	FL-MZ	LIBOR	5.10	Apr 07 – May 11	May 2011	02/2034	15.00	AA/Aa2/AA
M2	22,700,000	FL-MZ	LIBOR	5.03	Feb 07 – May 11	May 2011	02/2034	9.25	A/A2/A
M3	7,900,000	FL-MZ	LIBOR	5.00	Jan 07 – May 11	May 2011	02/2034	7.25	A-/A3/A-
B	10,860,000	FL-SB	LIBOR	4.99	Dec 06 – May 11	May 2011	02/2034	4.50	BBB/Baa2/BBB

Contacts

Syndicate	Tricia Hazelwood / Melissa Simmons / Jim Drvostep	(212) 325-8549
Trading	Michael Marriot / Jim Regan	(212) 325-2747
Asset Finance	Brendan Keane	(212) 325-6459
	Boris Grinberg	(212) 325-4375
	Roland Jawurek	(212) 325-3169
Structuring	Obi Nwokorie	(212) 325-3106

1 Subject to a permitted variance of 5%.
2 The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes [27]% CPR for all the Adjustable Rate Mortgage Loans and [115]% PPC for all the Fixed Rate Mortgage Loans. 100% PPC is a curve equal to 4% CPR ascending to 20% CPR over 12 months.
3 Initial Credit Enhancement includes Target Overcollateralization of [4.50]%.
4 The Class A-IO will be a Senior Interest Only Certificate, and will receive interest payments for the first 30 months.

Table of Contents

Aegis MORTGAGECORPORATION

Aegis Asset Backed Securities Trust, Series 2003-3

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Computational Materials Disclaimer

By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston LLC nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

Please contact the CSFB Syndicate Desk at 212-325-8549 for additional information.

Preliminary Summary of Terms

Issuer:	Aegis Asset Backed Securities Trust Series 2003-3.
Depositor:	Aegis Asset Backed Securities Corporation.
Seller:	Aegis Mortgage Corporation.
Servicer:	Chase Manhattan Mortgage Corp. ("Chase"). Chase has a subprime mortgage servicer rating of ["Strong"] from S&P and [RPS1-] from Fitch, the highest rating category from Standard and Poor's and the second highest from Fitch.
Trustee:	Wells Fargo Bank, N.A. (Minnesota)
Credit Risk Manager:	[The MurrayHill Company ("MurrayHill"). MurrayHill's primary function will be to monitor and advise the Servicer with respect to default management.]
Lead Manager:	Credit Suisse First Boston.
Co-Managers:	Bear Stearns, Lehman Brothers.
Certificate Ratings:	The Certificates are expected to receive the ratings from [Moody's Investors Service, Inc., Standard & Poor's and Fitch, Inc.] ascribed on page 1.
Expected Pricing Date:	November [ ], 2003
Expected Closing Date:	November [20th], 2003
Cut-Off Date:	November 1st, 2003
Distribution Date:	25th of each month, or if such day is not a business day the next succeeding business day. (First Distribution Date: December 26th, 2003)
Delay Days:	0 days (Except for the Class A-IO Certificates, which have a 24 day delay)
Day Count:	The Certificates (excluding the Class A-IO Certificates) will accrue interest on an Actual / 360 basis. The Class A-IO Certificates will accrue on a 30/360 basis.
Record Date:	With respect to the Class A1, M1, M2, M3, B Certificates and any Distribution Date, the close of business on the Business Day immediately preceding such Distribution Date and with respect to the Class A-IO Certificates and any Distribution Date, the last Business Day of the month immediately preceding the month in which the Distribution Date occurs (or, in the case of the first Distribution Date, the Closing Date).
Accrual Period:	The price to be paid by investors for the Certificates (excluding the Class A-IO Certificates) will not include accrued interest (settling flat). The price paid for the Class A-IO Certificates will include interest accrued on the Notional Amount beginning on the Cut-Off Date and ending one day prior to the Closing Date ([19] days).
Clearing:	DTC, Clearstream and Euroclear.
Tax Status:	The Certificates are anticipated to be treated as REMIC regular interests for Federal income tax purposes.
ERISA Eligibility:	The Certificates are expected to be ERISA eligible, subject to limitations set forth in the final prospectus supplement.

SMMEA Eligibility:	[The Class A1, Class A-IO and Class M1 Certificates are not expected to be SMMEA eligible.]
Mortgage Loans:	As of the Cut-Off Date, the Collateral Pool consists of approximately 3,096 loans with an aggregate principal balance of $394,856,284 of fixed rate or adjustable rate, fully amortizing and balloon loans secured by primarily first liens on primarily 1 - 4 family properties. Approximately 75.67% of the loans will be subject to prepayment penalties. For collateral statistics please see the "Collateral Summary" herein.
Optional Termination:	On the Distribution Date following the month in which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate initial principal balance of the Mortgage Loans as of the Closing Date, the Seller will have the option to purchase the remaining home equity loans from the trust. If on the following Distribution Date, the Seller has not exercised its Optional Redemption the margin for the Class A1 Certificates will double and the margins for the remaining classes (except for the Class A-IO) will be multiplied by 1.5.
Servicing Fee:	50 basis points per annum (0.50%) on the outstanding principal balance of each mortgage loan as of the first day of any Collection Period.
Credit Risk Management Fee:	[1.5] basis points per annum ([0.015]%) on the outstanding principal balance of each mortgage loan as of the first day of any Collection Period.
Trustee Fee:	[0.985] basis point per annum ([0.00985]%) on the outstanding principal balance of each mortgage loan as of the first day of any Collection Period.
Certificate Rate:	The Certificate Rate on each class of Certificates (other than the Class A-IO Certificates) is equal to the lesser of (i) the related Pass-Through Rate and (ii) the Net Funds Cap.
Pass - Through Rate:	With respect to the Certificates (with the exception of the Class A-IO), a per annum rate equal to one-month LIBOR plus the applicable margin for each class. With respect to the Class A-IO, a per annum rate equal to 4.00%.
Net Funds Cap:	For each Distribution Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Amount (as defined below) for such date and (2) 12, and the denominator of which is the Pool Balance (as defined below) for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date.

Optimal Interest Amount: For each Distribution Date, the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the related Collection Period divided by (y) 12 and (B) the Pool Balance for the immediately preceding Distribution Date exceeds (2)(A) in the case of the first 30 Distribution Dates only, an amount equal to the product of (x) Class A-IO Coupon divided by 12 and (y) the Class Notional Amount of the Class A-IO Certificates immediately before such Distribution Date and (B) thereafter, zero.

Net Mortgage Rate: For any Mortgage Loan at any time equals the Mortgage Rate thereof minus the Aggregate Expense Rate.

Aggregate Expense Rate: For any Mortgage Loan equals the sum of the related Servicing Fee and the Trustee Fee.

Current Interest: The interest accrued during the related Accrual Period at the applicable Certificate Rate.

Interest Carry Forward Amount: As to the Certificates and any Distribution Date, the sum of (x) the amount, if any, by which (i) the sum of the Current Interest and all prior unpaid Interest Carry Forward Amounts for such Class of Certificates as of the immediately preceding Distribution Date exceeded (ii) the amount of the actual distribution with respect to Current Interest made to such Class of Certificates on such preceding Distribution Date plus (y) interest on such amount calculated for the related Accrual Period at the related Certificate Rate in effect for such Accrual Period with respect to such Class of Certificates.

Basis Risk Shortfall Amount: To the extent that (a) the amount of interest payable to a Class at its Pass-Through Rate exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate. Such amounts are payable to the extent of available funds, as described herein.

Class A-IO Notional Schedule: The Class A-IO Notional Balance for each Distribution Date will be the lesser of the aggregate current Mortgage Loan balance and the following schedule:

Month	A-IO Notional Amount
1 – 3	16,092,000.00
4 – 6	15,259,000.00
7 – 9	14,454,000.00
10 - 12	13,648,000.00
13 - 15	12,870,000.00
16 - 18	12,118,000.00
19 - 30	8,565,000.00

Following the 30th Distribution Date, the Class A-IO Notional Amount will be zero.

Credit Enhancement:

For all of the Certificates consists of the following:

- Excess Interest
- Overcollateralization which will initially be equal to 0.25%, building to [4.50]%

Additionally, Credit Enhancement will initially be provided by subordination to the:

- Class A1 Certificates from the Class M1, Class M2, Class M3 and Class B Certificates
- Class M1 Certificates from the Class M2 , Class M3 and Class B Certificates
- Class M2 Certificates from the Class M3 and Class B Certificates
- Class M3 Certificates from the Class B Certificates

Overcollateralization:

Monthly Excess Interest will be used to make accelerated payments of principal on the Certificates until the aggregate Mortgage Loan balance exceeds the aggregate Certificate Balance ("Overcollateralization") by the required amount.

Overcollateralization Target:

Prior to the Stepdown Date, equal to [4.50]% of the aggregate balance of the Mortgage Loans as of the Cut-Off Date. On or after the Stepdown Date, equal to [9.00]% of the aggregate current Mortgage Loan balance, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-Off Date. Provided, however, if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target is the same as the Overcollateralization Target on the preceding Distribution Date.

Trigger Event:

A Trigger Event will have occurred if the three month rolling average of the 60+ Day Delinquency percentage for the three prior Collection Periods equals or exceeds [50]% of the Senior Enhancement Percentage or if the cumulative realized losses exceeds the following percentage of the aggregate initial mortgage loan balance in the respective Distribution Date.

Distribution Date	Percentage
[36 – 47]	[3.50]%
[48 – 59]	[5.75]%
[60 – 71]	[7.25]%
[72 +]	[8.25]%

Aegis MORTGAGECORPORATION

Aegis Asset Backed Securities Trust, Series 2003-3

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Stepdown Date:

The later to occur of:

- the Distribution Date in December 2006, and
- the first Distribution Date on which the Senior Enhancement Percentage has increased to not less than [43.50]%.

Interest Priority of Payments:

On each Distribution Date, the interest received or advanced will be distributed in the following order of priority, in each case, to the extent of funds remaining:

- To pay the Servicing Fee and the Trustee Fee;
- To pay Current Interest and Carryforward Interest to the Class A1, and Current and Carryforward Interest to the Class A-IO;
- To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, and B (the "Subordinate Classes"), sequentially;
- [To pay the Credit Risk Manager Fee];
- To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;
- Any interest remaining after the application of the above will be deemed excess interest for such Distribution Date and will be distributed as principal sequentially to Classes A1, M1, M2, M3 and B to build or maintain the Overcollateralization Target;
- To pay sequentially to Classes A1, M1, M2, M3 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;
- To pay sequentially to Class M1, M2, M3 and B the amount of any allocated Realized Losses remaining unpaid; and
- To pay remaining amounts to the holder of the Class X Certificate.

Principal Priority of Payments:

The Class M1, Class M2, Class M3 and Class B Certificates are collectively referred to herein as the "Offered Subordinate Certificates"

Until the Step-down Date, or if a Trigger Event is in effect, each of the Class A1 Certificates will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A1 Certificates has been reduced to zero. After the Step-down Date, if no Trigger Event is in effect, principal paid on the Class A1 Certificates will be an amount such that each of the Class A1 Certificates will maintain a [43.50]% Credit Enhancement Percentage (based on 2x the Class A1 Initial Target Credit Enhancement Percentage).

Offered Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on Offered Subordinate Certificates, first on the Class M1 Certificates until it reaches a [30.00]% Target Credit Enhancement Percentage (based on 2x the Class M1 Initial Target Credit Enhancement Percentage), then on the Class M2 Certificates until it reaches a [18.50]% Target Credit Enhancement Percentage (based on 2x the Class M2 Initial Target Credit Enhancement Percentage), then on the Class M3 Certificates until it reaches a [14.50]% Target Credit Enhancement Percentage (based on 2x the Class M3 Initial Target Credit Enhancement Percentage) and then to the Class B Certificates, until it reaches a [9.00]% Target Credit Enhancement Percentage (based on 2x the Class B Initial Target Credit Enhancement Percentage). If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A1 Certificates and then to the Offered Subordinate Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Initial Target Credit Enhancement (% of initial Collateral Balance)	A1	21.75%
	M1	15.00%
	M2	9.25%
	M3	7.25%
	B	4.50%
Target Credit Enhancement on or after Stepdown Date (% of current Collateral Balance)	A1	43.50%
	M1	30.00%
	M2	18.50%
	M3	14.50%
	B	9.00%

Aegis MORTGAGE CORPORATION

Aegis Asset Backed Securities Trust, Series 2003-3

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Net Funds Cap Schedule

PERIOD	RATE(1)	PERIOD	RATE(1)
1	N/A	41	11.8189
2	7.2529	42	12.2091
3	7.2483	43	11.8116
4	7.7525	44	12.2016
5	7.2478	45	11.8044
6	7.4846	46	11.8008
7	7.2475	47	12.2467
8	7.4843	48	11.8480
9	7.2381	49	12.2392
10	7.2430	50	11.8407
11	7.4796	51	11.8370
12	7.2336	52	12.6495
13	7.4803	53	11.8519
14	7.2343	54	12.2432
15	7.2295	55	11.8446
16	8.0105	56	12.2356
17	7.2306	57	11.8372
18	7.4665	58	11.8335
19	7.2754	59	12.2262
20	7.5141	60	11.8282
21	7.2679	61	12.2187
22	7.2640	62	11.8208
23	9.7534	63	11.8172
24	9.4330	64	13.0792
25	9.7413	65	11.8098
26	9.4211	66	12.1997
27	9.4150	67	11.8025
28	10.4169	68	12.1922
29	10.1361	69	11.7952
30	10.4668	70	11.7916
31	10.3023	71	12.1808
32	10.6431	72	11.7843
33	10.2973	73	12.1733
34	10.2948	74	11.7770
35	11.4578	75	11.7733
36	11.0851	76	13.0307
37	11.4514	77	11.7661
38	11.0789	78	12.1545
39	11.0758	79	11.7588
40	12.2591	80	12.1470

(1) Assumes 6 month LIBOR remains constant at 20.00%.

Aegis MORTGAGECORPORATION

Aegis Asset Backed Securities Trust, Series 2003-3

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Sensitivity Analysis

To 10% Call

PRICING ASSUMPTION	50%	75%	100%	125%	150%
Class A1					
WAL (years)	4.65	3.16	2.31	1.70	1.22
Principal Window	1 - 176	1 - 121	1 - 90	1 - 70	1 - 57
Expected Final Maturity	Jul18	Dec13	May11	Sep09	Aug08
Class M1					
WAL (years)	9.71	6.59	5.10	4.70	4.75
Principal Window	56 - 176	38 - 121	41 - 90	46 - 70	54 - 57
Expected Final Maturity	Jul18	Dec13	May11	Sep09	Aug08
Class M2					
WAL (years)	9.71	6.59	5.03	4.34	4.22
Principal Window	56 - 176	38 - 121	39 - 90	41 - 70	44 - 57
Expected Final Maturity	Jul18	Dec13	May11	Sep09	Aug08
Class M3					
WAL (years)	9.71	6.59	5.00	4.21	3.90
Principal Window	56 - 176	38 - 121	38 - 90	40 - 70	42 - 57
Expected Final Maturity	Jul18	Dec13	May11	Sep09	Aug08
Class B					
WAL (years)	9.71	6.59	4.99	4.16	3.78
Principal Window	56 - 176	38 - 121	37 - 90	38 - 70	40 - 57
Expected Final Maturity	Jul18	Dec13	May11	Sep09	Aug08

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Aegis Asset Backed Securities Trust, Series 2003-3

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To Maturity

PRICING ASSUMPTION	50%	75%	100%	125%	150%
Class A1					
WAL (years)	4.94	3.40	2.50	1.85	1.26
Principal Window	1 - 319	1 - 255	1 - 198	1 - 157	1 - 127
Expected Final Maturity	Jun30	Feb25	May20	Dec16	Jun14
Class M1					
WAL (years)	10.54	7.26	5.62	5.11	5.98
Principal Window	56 - 293	38 - 221	41 - 169	46 - 133	54 - 107
Expected Final Maturity	Apr28	Apr22	Dec17	Dec14	Oct12
Class M2					
WAL (years)	10.49	7.21	5.50	4.71	4.52
Principal Window	56 - 277	38 - 205	39 - 155	41 - 122	44 - 98
Expected Final Maturity	Dec26	Dec20	Oct16	Jan14	Jan12
Class M3					
WAL (years)	10.40	7.14	5.41	4.54	4.16
Principal Window	56 - 253	38 - 183	38 - 138	40 - 108	42 - 87
Expected Final Maturity	Dec24	Feb19	May15	Nov12	Feb11
Class B					
WAL (years)	10.28	7.04	5.32	4.43	3.98
Principal Window	56 - 240	38 - 172	37 - 129	38 - 101	40 - 81
Expected Final Maturity	Nov23	Mar18	Aug14	Apr12	Aug10

Class A-IO

PRICE(1)(2)	YIELD
6.9809	2.2500
6.9609	2.5000
6.9411	2.7500
6.9213	3.0000
6.9016	3.2500
6.8821	3.5000
6.8626	3.7500
6.8432	4.0000
6.8240	4.2500
Mod. Duration	1.103(3)

Breakeven CDR Table

The tables below display the Constant Default Rate ("CDR"), and the related cumulative collateral loss, that can be sustained without the referenced Class incurring a writedown. Calculations are run to maturity at both static and forward LIBOR. Other assumptions incorporated include: (1) 100% of the Prepayment Assumption assumes [27]% CPR for all the Adjustable Rate Mortgage Loans and [115]% PPC for all the Fixed Rate Mortgage Loans. 100% PPC is a curve equal to 4% CPR ascending to 20% CPR over 12 months, (2) [40%] loss severity, (3)[12] month lag from default to loss, and (4) triggers fail (i.e., no stepdown):

	FORWARD LIBOR		STATIC LIBOR	
	CDR BREAK	CUM LOSS	CDR BREAK	CUM LOSS
Class M-1	27.1	20.42%	29.9	21.55%
Class M-2	17.5	15.53%	19.9	16.86%
Class M-3	14.6	13.69%	16.9	15.12%
Class B	11.7	11.64%	13.4	12.82%

(1) Shown at the Certificate pricing assumption as defined on page one.
(2) These prices exclude accrued interest.
(3) Assumes a price of 6.9016.

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Aegis Asset Backed Securities Trust, Series 2003-3

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Excess Spread

PERIOD	1-MONTH LIBOR FORWARD CURVE	6-MONTH LIBOR FORWARD CURVE	EXCESS SPREAD (STATIC LIBOR)(1)(2)	EXCESS SPREAD (FORWARD LIBOR) (1)
1	1.1200	1.2400	4.66	4.66
2	1.2129	1.2943	5.67	5.58
3	1.1746	1.3422	5.67	5.61
4	1.2859	1.4235	5.79	5.63
5	1.2999	1.5122	5.67	5.49
6	1.3408	1.6177	5.73	5.51
7	1.4371	1.7301	5.68	5.36
8	1.5017	1.8705	5.73	5.36
9	1.6203	2.0242	5.67	5.17
10	1.8469	2.1868	5.68	4.96
11	1.9395	2.3154	5.73	4.95
12	2.0022	2.4573	5.66	4.80
13	2.3083	2.6167	5.72	4.60
14	2.4308	2.7328	5.65	4.38
15	2.5564	2.8540	5.64	4.25
16	2.6749	2.9785	5.82	4.46
17	2.7932	3.0925	5.63	4.01
18	2.9184	3.2112	5.68	4.00
19	3.0383	3.3328	5.66	3.82
20	3.1538	3.4241	5.71	3.82
21	3.2744	3.5192	5.64	3.58
22	3.3933	3.6085	5.63	3.46
23	3.5077	3.6904	5.67	5.33
24	3.6232	3.7747	5.60	5.08
25	3.5417	3.8573	5.65	5.28
26	3.6441	3.9568	5.58	5.04
27	3.7427	4.0595	5.56	4.94
28	3.8329	4.1574	5.74	5.28
29	3.9263	4.2529	5.54	5.18
30	4.0227	4.3552	5.58	5.23
31	4.1164	4.4473	5.69	5.17
32	4.2077	4.4868	5.75	5.24
33	4.2998	4.5237	5.67	4.99
34	4.3921	4.5569	5.66	4.90
35	4.4868	4.5841	5.72	5.29
36	4.5740	4.6112	5.64	5.04
37	4.4052	4.6309	5.69	5.36
38	4.4818	4.7046	5.58	4.99
39	4.5563	4.7807	5.65	4.99
40	4.6251	4.8497	5.86	5.45
41	4.6986	4.9190	5.69	5.16
42	4.7682	4.9930	5.77	5.28
43	4.8371	5.0577	5.71	5.05
44	4.9090	5.0903	5.77	5.16
45	4.9764	5.1214	5.72	4.92

PERIOD	1-MONTH LIBOR FORWARD CURVE	6-MONTH LIBOR FORWARD CURVE	EXCESS SPREAD (STATIC LIBOR)(1)(2)	EXCESS SPREAD (FORWARD LIBOR) (1)
46	5.0434	5.1495	5.72	4.85
47	5.1124	5.1744	5.78	5.17
48	5.1768	5.1983	5.72	4.92
49	5.0869	5.2201	5.78	5.18
50	5.1460	5.2787	5.72	4.94
51	5.2049	5.3307	5.72	4.89
52	5.2602	5.3856	5.84	5.21
53	5.3162	5.4400	5.72	4.98
54	5.3712	5.4907	5.78	5.12
55	5.4286	5.5427	5.71	4.87
56	5.4802	5.5458	5.78	5.01
57	5.5325	5.5463	5.71	4.77
58	5.5865	5.5459	5.71	4.71
59	5.6362	5.5408	5.78	4.94
60	5.6865	5.5356	5.71	4.69
61	5.3650	5.5272	5.77	5.18
62	5.4077	5.5684	5.71	4.95
63	5.4498	5.6054	5.71	4.90
64	5.4865	5.6446	5.90	5.45
65	5.5226	5.6831	5.71	4.94
66	5.5594	5.7181	5.77	5.10
67	5.5978	5.7568	5.71	4.86
68	5.6327	5.7628	5.77	5.02
69	5.6687	5.7680	5.71	4.79
70	5.7053	5.7724	5.71	4.75
71	5.7383	5.7729	5.77	4.99
72	5.7744	5.7748	5.71	4.75
73	5.6325	5.7723	5.77	5.08
74	5.6623	5.8014	5.71	4.85
75	5.6926	5.8292	5.71	4.81
76	5.7187	5.8592	5.89	5.39
77	5.7460	5.8850	5.71	4.84
78	5.7729	5.9112	5.77	5.02
79	5.8001	5.9386	5.71	4.79
80	5.8259	5.9678	5.77	4.96
81	5.8538	5.9986	5.71	4.73
82	5.8775	6.0289	5.71	4.70
83	5.9019	6.0559	5.77	5.01
84	5.9274	6.0854	5.71	4.78
85	5.9800	6.1153	5.77	4.93
86	6.0041	6.1371	5.70	4.70
87	6.0275	6.1589	5.70	4.67
88	6.0478	6.1820	5.89	5.29
89	6.0707	6.2034	5.70	4.74
90	6.0935	6.2237	5.76	4.93

(1) Assumes the Pricing Prepayment Assumption and excludes Basis Risk Shortfalls.
(2) Assumes 1-month LIBOR at 1.12% and 6-month LIBOR at 1.23%.

Aegis MORTGAGECORPORATION

Aegis Asset Backed Securities Trust, Series 2003-3

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Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Summary

Total Number of Loans	3,096	**Geographic Distribution**	
Total Outstanding Loan Balance	$394,856,284.03	(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
Average Outstanding Loan Balance	$127,537.56		
Fixed Rate Loans	18.61%		
Adjustable Rate Loans	81.39%	Ohio	7.65%
Prepayment Penalty Coverage	75.67%	Florida	7.45%
Weighted Average Coupon	8.172%	New York	7.28%
Weighted Average Margin	6.966%	Massachusetts	6.85%
Weighted Average Initial Periodic Cap	2.954%	California (South)	5.97%
Weighted Average Periodic Cap	1.000%	California (North)	5.13%
Weighted Average Maximum Rate	14.216%		
Weighted Average Minimum Rate	8.216%	**Largest Zip Code Concentration**	
Weighted Average Original Term (mo.)	352	Zip Code (City)	0.31%
Weighted Average Remaining Term (mo.)	350	02840 (Newport, RI)	
Weighted Average Combined Original LTV	80.14%	**Occupancy Status**	
Weighted Average FICO	603	Owner Occupied	94.62%
Weighted Average DTI	40.10%	Investment	5.38%
First Lien Position	97.64%		
		Loan Purpose	
Product Type		Cashout Refinance	72.52%
2/28 ARM	78.95%	Purchase	22.52%
3/27 ARM	2.45%	Rate/Term Refinance	4.96%
Fixed Rate	18.13%		
Balloon	0.47%		
Prepayment Penalty (years)			
None	24.33%		
1	8.28%		
2	54.11%		
2.5	0.29%		
3	12.79%		
4	0.13%		
5	0.06%		

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Aegis Asset Backed Securities Trust, Series 2003-3

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Scheduled Principal Balances

($)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
0.01 - 50,000.00	368	$12,967,660.25	3.28%
50,000.01 - 100,000.00	1,055	79,759,682.59	20.20
100,000.01 - 150,000.00	794	97,772,027.05	24.76
150,000.01 - 200,000.00	399	68,653,897.61	17.39
200,000.01 - 250,000.00	219	48,507,320.61	12.28
250,000.01 - 300,000.00	125	34,095,355.11	8.63
300,000.01 - 350,000.00	54	17,435,051.85	4.42
350,000.01 - 400,000.00	36	13,311,775.41	3.37
400,000.01 - 450,000.00	19	8,065,823.89	2.04
450,000.01 - 500,000.00	14	6,723,611.06	1.70
500,000.01 - 550,000.00	6	3,189,919.98	0.81
550,000.01 - 600,000.00	3	1,703,810.64	0.43
600,000.01 - 650,000.00	3	1,891,452.58	0.48
750,000.01 - 800,000.00	1	778,895.40	0.20
Total:	**3,096**	**$394,856,284.03**	**100.00%**

Minimum:	$14,572.13
Maximum:	$778,895.40
Weighted Average:	$127,537.56

Aegis MORTGAGECORPORATION

Aegis Asset Backed Securities Trust, Series 2003-3

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Mortgage Rates

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
4.001 - 4.500	1	$123,174.12	0.03%
4.501 - 5.000	4	723,360.08	0.18
5.001 - 5.500	32	6,416,530.45	1.63
5.501 - 6.000	82	17,005,868.14	4.31
6.001 - 6.500	142	27,855,744.24	7.05
6.501 - 7.000	262	46,504,196.96	11.78
7.001 - 7.500	255	39,637,407.37	10.04
7.501 - 8.000	345	48,578,178.91	12.30
8.001 - 8.500	352	45,035,252.26	11.41
8.501 - 9.000	425	52,105,089.12	13.20
9.001 - 9.500	399	42,373,285.60	10.73
9.501 - 10.000	331	33,821,078.76	8.57
10.001 - 10.500	177	15,996,329.62	4.05
10.501 - 11.000	126	10,137,604.26	2.57
11.001 - 11.500	53	3,790,961.98	0.96
11.501 - 12.000	29	1,809,776.45	0.46
12.001 - 12.500	73	2,499,999.22	0.63
12.501 - 13.000	4	265,419.87	0.07
13.001 - 13.500	4	177,026.62	0.04
Total:	**3,096**	**$394,856,284.03**	**100.00%**

Minimum:	4.500%
Maximum:	13.500%
Weighted Average:	8.172%

Original Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 180	194	$13,045,108.04	3.30%
181 - 240	167	7,903,661.92	2.00
241 - 300	1	152,529.48	0.04
301 - 360	2,734	373,754,984.59	94.66
Total:	**3,096**	**$394,856,284.03**	**100.00%**

Minimum:	120
Maximum:	360
Weighted Average:	352

Aegis MORTGAGECORPORATION

Aegis Asset Backed Securities Trust, Series 2003-3

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Remaining Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 180	194	$13,045,108.04	3.30%
181 - 240	167	7,903,661.92	2.00
241 - 300	1	152,529.48	0.04
301 - 360	2,734	373,754,984.59	94.66
Total:	**3,096**	**$394,856,284.03**	**100.00%**

Minimum:	118
Maximum:	360
Weighted Average:	350

Combined Original Loan-to-Value Ratio

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
10.01 - 20.00	3	$115,960.55	0.03%
20.01 - 30.00	18	1,622,381.18	0.41
30.01 - 40.00	23	2,086,886.99	0.53
40.01 - 50.00	75	8,562,885.58	2.17
50.01 - 60.00	112	13,539,431.58	3.43
60.01 - 70.00	281	38,601,041.36	9.78
70.01 - 80.00	1,070	147,015,019.49	37.23
80.01 - 90.00	1,084	150,227,859.54	38.05
90.01 - 100.00	430	33,084,817.76	8.38
Total:	**3,096**	**$394,856,284.03**	**100.00%**

Minimum:	15.66%
Maximum:	100.00%
Weighted Average:	80.14%

Aegis MORTGAGECORPORATION

Aegis Asset Backed Securities Trust, Series 2003-3

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FICO Score

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 500	6	$628,222.19	0.16%
501 - 550	620	77,247,984.49	19.56
551 – 600	973	120,537,514.69	30.53
601 – 620	406	51,182,977.89	12.96
621 – 640	327	41,978,690.68	10.63
641 – 660	335	41,050,291.83	10.40
661 – 680	172	23,506,640.80	5.95
681 – 700	125	16,968,090.45	4.30
701 – 720	49	7,627,444.71	1.93
721 – 750	54	8,720,598.01	2.21
751 – 800	29	5,407,828.29	1.37
Total:	**3,096**	**$394,856,284.03**	**100.00%**

Minimum:	500
Maximum:	800
Weighted Average:	603

Loan Purpose

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Cashout Refinance	2,168	$286,331,890.41	72.52%
Purchase	746	88,937,035.16	22.52
Rate/Term Refinance	182	19,587,358.46	4.96
Total:	**3,096**	**$394,856,284.03**	**100.00%**

Property Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Single Family	2,515	$311,057,959.50	78.78%
PUD	200	33,742,928.61	8.55
2-4 Family	203	31,901,730.94	8.08
Condo	135	14,037,479.26	3.56
Townhouse	36	3,364,686.44	0.85
Other	7	751,499.28	0.19
Total:	**3,096**	**$394,856,284.03**	**100.00%**

Aegis MORTGAGECORPORATION

Aegis Asset Backed Securities Trust, Series 2003-3

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States – Top 30

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Arizona	47	$5,252,734.98	1.33%
California (North)	107	20,256,198.30	5.13
California (South)	132	23,575,551.12	5.97
Colorado	58	8,228,313.40	2.08
Connecticut	97	13,029,841.53	3.30
Florida	255	29,416,250.67	7.45
Georgia	47	5,131,729.20	1.30
Illinois	53	6,134,895.37	1.55
Indiana	68	5,082,240.60	1.29
Kentucky	52	5,198,055.93	1.32
Louisiana	65	6,839,824.91	1.73
Maine	65	7,634,243.03	1.93
Maryland	57	8,390,656.58	2.12
Massachusetts	144	27,047,425.45	6.85
Michigan	135	14,906,510.02	3.78
Minnesota	102	14,297,126.21	3.62
Missouri	54	4,840,312.57	1.23
Nevada	72	9,377,922.61	2.38
New Hampshire	110	13,728,130.96	3.48
New Jersey	107	15,954,524.64	4.04
New York	181	28,754,771.64	7.28
North Carolina	65	7,109,797.46	1.80
Ohio	328	30,203,738.05	7.65
Pennsylvania	67	7,056,858.64	1.79
Rhode Island	96	14,618,780.89	3.70
Texas	56	7,159,520.73	1.81
Vermont	50	5,392,949.20	1.37
Virginia	70	12,343,373.51	3.13
Washington	45	7,291,312.23	1.85
Wisconsin	52	4,937,167.35	1.25
Other	259	25,665,526.25	6.50
Total:	**3,096**	**$394,856,284.03**	**100.00%**

Aegis MORTGAGECORPORATION

Aegis Asset Backed Securities Trust, Series 2003-3

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Prepayment Penalty Description

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
NONE	773	$96,080,404.61	24.33%
1% of Original Balance	310	28,650,531.13	7.26
1% of UPB	133	16,034,531.82	4.06
2% of UPB	311	43,083,191.73	10.91
5% of UPB	106	12,531,084.49	3.17
6 Mo. Int. on Amt. Prepaid >20	1,248	165,387,131.46	41.89
3 Mo. Int. of UPB	132	24,578,307.11	6.22
2 Mo. Int. on Amt Prepaid >20	2	98,588.78	0.02
5% - 0% Stepdown of Amt Prepaid	81	8,412,512.90	2.13
Total:	**3,096**	**$394,856,284.03**	**100.00%**

Documentation Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Full	2,352	$285,132,134.66	72.21%
Stated	651	96,144,341.81	24.35
Alternative	93	13,579,807.56	3.44
Total:	**3,096**	**$394,856,284.03**	**100.00%**

Aegis MORTGAGECORPORATION

Aegis Asset Backed Securities Trust, Series 2003-3

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Gross Margin

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
3.001 - 3.500	2	$163,071.42	0.05%
3.501 - 4.000	10	2,143,019.45	0.67
4.001 - 4.500	37	7,110,616.59	2.21
4.501 - 5.000	64	13,413,661.86	4.17
5.001 - 5.500	156	27,815,329.00	8.65
5.501 - 6.000	200	32,808,626.79	10.21
6.001 - 6.500	302	44,892,068.90	13.97
6.501 - 7.000	278	36,927,941.88	11.49
7.001 - 7.500	343	43,610,605.31	13.57
7.501 - 8.000	297	36,034,039.02	11.21
8.001 - 8.500	275	34,890,254.82	10.86
8.501 - 9.000	198	20,909,512.82	6.51
9.001 - 9.500	114	11,618,154.29	3.62
9.501 - 10.000	62	5,698,197.83	1.77
10.001 - 10.500	27	2,104,674.20	0.65
10.501 - 11.000	9	664,900.13	0.21
11.001 - 11.500	5	380,171.11	0.12
11.501 - 12.000	2	87,380.38	0.03
12.001 - 12.500	2	108,554.98	0.03
Total:	**2,383**	**$321,380,780.78**	**100.00%**

Minimum:	3.250%
Maximum:	12.250%
Non-Zero WA:	6.966%

Initial Periodic Cap

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
1.000	60	$7,426,209.47	2.31%
3.000	2,323	313,954,571.31	97.69
Total:	**2,383**	**$321,380,780.78**	**100.00%**

Minimum:	1.000%
Maximum:	3.000%
Non-Zero WA:	2.954%

Aegis MORTGAGECORPORATION

Aegis Asset Backed Securities Trust, Series 2003-3

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Periodic Cap

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
1.000	2,383	$321,380,780.78	100.00%
Total:	**2,383**	**$321,380,780.78**	**100.00%**

Minimum:	1.000%
Maximum:	1.000%
Non-Zero WA:	1.000%

Maximum Rate

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
10.001 - 10.500	1	$123,174.12	0.04%
10.501 - 11.000	4	723,360.08	0.23
11.001 - 11.500	21	3,830,502.50	1.19
11.501 - 12.000	57	11,769,672.69	3.66
12.001 - 12.500	110	21,521,368.34	6.70
12.501 - 13.000	206	35,609,489.43	11.08
13.001 - 13.500	191	29,736,254.67	9.25
13.501 - 14.000	292	41,018,499.10	12.76
14.001 - 14.500	311	40,047,158.79	12.46
14.501 - 15.000	348	44,348,730.15	13.80
15.001 - 15.500	288	35,018,129.65	10.90
15.501 - 16.000	259	29,939,668.95	9.32
16.001 - 16.500	137	14,061,164.93	4.38
16.501 - 17.000	91	8,513,198.42	2.65
17.001 - 17.500	37	2,981,725.33	0.93
17.501 - 18.000	19	1,334,888.24	0.42
18.001 - 18.500	5	451,913.65	0.14
18.501 - 19.000	3	196,836.84	0.06
19.001 - 19.500	3	155,044.90	0.05
Total:	**2,383**	**$321,380,780.78**	**100.00%**

Minimum:	10.500%
Maximum:	19.500%
Non-Zero WA:	14.216%

Aegis MORTGAGECORPORATION

Aegis Asset Backed Securities Trust, Series 2003-3

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Minimum Rate (Floor)

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
4.001 - 4.500	1	$123,174.12	0.04%
4.501 - 5.000	4	723,360.08	0.23
5.001 - 5.500	21	3,830,502.50	1.19
5.501 - 6.000	57	11,769,672.69	3.66
6.001 - 6.500	110	21,521,368.34	6.70
6.501 - 7.000	206	35,609,489.43	11.08
7.001 - 7.500	191	29,736,254.67	9.25
7.501 - 8.000	292	41,018,499.10	12.76
8.001 - 8.500	311	40,047,158.79	12.46
8.501 - 9.000	348	44,348,730.15	13.80
9.001 - 9.500	288	35,018,129.65	10.90
9.501 - 10.000	259	29,939,668.95	9.32
10.001 - 10.500	137	14,061,164.93	4.38
10.501 - 11.000	91	8,513,198.42	2.65
11.001 - 11.500	37	2,981,725.33	0.93
11.501 - 12.000	19	1,334,888.24	0.42
12.001 - 12.500	5	451,913.65	0.14
12.501 - 13.000	3	196,836.84	0.06
13.001 - 13.500	3	155,044.90	0.05
Total:	**2,383**	**$321,380,780.78**	**100.00%**

Minimum:	4.500%
Maximum:	13.500%
Non-Zero WA:	8.216%

Next Rate Adjustment Date

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
2005-07	179	$24,923,775.64	7.76%
2005-08	241	31,965,823.91	9.95
2005-09	1,077	149,281,860.70	46.45
2005-10	725	94,711,844.75	29.47
2005-11	86	10,837,700.00	3.37
2006-07	13	1,600,033.09	0.50
2006-08	3	449,015.67	0.14
2006-09	32	4,717,870.62	1.47
2006-10	23	2,462,956.40	0.77
2006-11	4	429,900.00	0.13
Total:	**2,383**	**$321,380,780.78**	**100.00%**

OFFICER'S CERTIFICATE OF
STRUCTURED ASSET SECURITIES CORPORATION

The undersigned officer of Structured Asset Securities Corporation (the "Depositor") hereby certifies, after reasonable investigation, as follows:

1. The representations and warranties of the Depositor in the Purchase Agreement dated October 30, 2003, the Underwriting Agreement dated April 16, 1996, and the Terms Agreement dated October 24, each between the Depositor and Lehman Brothers Inc. (jointly, the "Underwriting Agreement"), the trust agreement dated as of October 1, 2003 (the "Trust Agreement"), among the Depositor, Aurora Loan Services Inc., as master servicer, and U.S. Bank National Association, as trustee (the "Trustee"), and the mortgage loan sale and assignment agreement dated as of October 1, 2003 (the "Mortgage Loan Sale Agreement"), between the Depositor and Lehman Brothers Holdings Inc., are true and correct as of the date hereof as if made on the date hereof.

2. The Depositor has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date pursuant to the Underwriting Agreement, the Trust Agreement and the Mortgage Loan Sale Agreement.

3. No stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are contemplated.

4. Subsequent to the respective dates as of which information is given in the Prospectus, and except as set forth or contemplated in the Prospectus, there has not been any material adverse change in the general affairs, capitalization, financial condition or results of operations of the Depositor.

5. Except as otherwise stated in the Prospectus, there are no material actions, suits or proceedings pending before any court or governmental agency, authority or body or, to my knowledge, threatened, which could have a material effect upon the Depositor or upon the transactions contemplated by the Underwriting Agreement.

6. In connection with the sale by the Depositor of mortgage notes having an outstanding principal balance of approximately $697,176,979.43 as of October 1, 2003 (the "Mortgage Notes"), the accompanying mortgages (the "Mortgages," and together with the Mortgage Notes, the "Mortgage Loans") as of the date hereof to a trust (the "Trust") established pursuant to the Trust Agreement, the undersigned officer of the Depositor hereby further certifies, to the best of his knowledge, that:

(a) The Depositor purchased the Mortgage Loans in good faith, for value and without notice of any adverse claim, lien, charge, encumbrance or security interest on or with respect to any Mortgage Loan (including, without limitation, liens arising under the federal tax laws and under the Employee Retirement Income Security Act of 1974, as amended).

(b) The Depositor has taken possession of the Mortgage Loans (through the Trustee as its agent).

(c) Immediately prior to the sale of such Mortgage Loans to the Trustee, the Depositor has good title to and is the sole owner of the Mortgage Loans, free and clear of all adverse claims, liens, charges, encumbrances and security interests, or has, in the alternative, a first priority perfected security interest therein.

(d) At the time of the Depositor's sale of the Mortgage Loans to the Trustee, the Depositor received reasonably equivalent value and fair consideration therefor.

(e) Each Mortgage Note has been endorsed to the Trustee at the direction of the Depositor and has been delivered to the Trustee.

(f) The Depositor has the full right, power and authority to sell and assign all its right, title and interest and has so sold and assigned all of its right, title and interest in the Mortgage Loans (other than the Retained Interest) to the Trustee to be held pursuant to the terms and provisions of the Trust Agreement.

(g) The transfer of the Mortgage Loans from the Depositor to the Trustee will be made in good faith and without intent to hinder, delay or defraud present or future creditors of the Depositor.

(h) When such transfer of the Mortgage Loans is made from the Depositor to the Trustee, the Depositor will not be insolvent within the meaning of Title 11 of the United States Code (the "Bankruptcy Code"), the Uniform Fraudulent Conveyance Act (the "UFCA") or the Uniform Fraudulent Transfer Act (the "UFTA"), each as amended, and the Depositor has no intent or belief that it subsequently will incur debts beyond its ability to pay such debts as they mature.

(i) The Depositor is not engaged or about to engage in business or in a transaction for which the property remaining with the Depositor is unreasonably small capital within the meaning of the Bankruptcy Code, the UFCA or the UFTA.

(j) The information set forth with respect to each Mortgage Loan on Schedule A to the Trust Agreement is true and correct and accurately reflects the Mortgage Loans delivered to the Trustee.

(k) The Depositor has not executed nor granted a power of attorney for authorizing the execution of any financing statements naming itself as the "seller" or "debtor" with respect to any aspect of the Mortgage Loans or the proceeds of primary mortgage insurance and hazard insurance relating thereto.

Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Underwriting Agreement and the Trust Agreement, as applicable.